

P.E.
12/31/01
UNIVERSAL HEALTH SERVICES INC

UNIVERSAL



Pride on the Homefront

PROCESSED
APR 18 2002
THOMSON
FINANCIAL

Annual Report 2001

UNIVERSAL HEALTH SERVICES, INC. IS ONE OF THE LARGEST AND MOST EXPERIENCED HOSPITAL MANAGEMENT COMPANIES IN THE NATION. WE HAVE FOCUSED OUR EFFORTS ON MANAGING ACUTE CARE HOSPITALS, BEHAVIORAL HEALTH CENTERS, AND AMBULATORY SURGERY AND RADIATION ONCOLOGY CENTERS.

WE BELIEVE HOSPITALS WILL REMAIN THE FOCAL POINT OF THE HEALTHCARE DELIVERY SYSTEM. WE HAVE BUILT OUR SUCCESS BY REMAINING COMMITTED TO A PROGRAM OF RATIONAL GROWTH AROUND OUR CORE BUSINESSES AND SEEKING OPPORTUNITIES COMPLEMENTARY TO THEM. THE FUTURE OF OUR INDUSTRY REMAINS BRIGHT FOR THOSE LIKE US WHO DO NOT LOSE SIGHT OF THE OBJECTIVE OF PROVIDING QUALITY HEALTHCARE ON A COST-EFFECTIVE BASIS.

INDEX

FINANCIAL HIGHLIGHTS.................................... 1

SHAREHOLDERS LETTER.................................... 2-3

HOSPITALS ON THE FRONT LINES.................................... 4-20

FINANCIAL RESULTS.................................... 21-61

DIRECTORY OF HOSPITALS.................................... 62-63

BOARD OF DIRECTORS.................................... 64

OFFICERS/CORPORATE INFORMATION.................................... 65



he events of September 11, 2001,
shocked and angered all Americans,
and forever changed our world.

They also expanded our definition of heroism,
shining new light on the bravery
of those whose everyday job it is to save lives.

Among those are the healthcare professionals
who treat injured bodies and soothe troubled spirits.
Now more than ever, these people are at the
forefront of our nation's efforts to recover
from yesterday's wounds, and prepare for
tomorrow's uncertainties.

In reporting on the year 2001,
we are proud to feature a few of the
UHS professionals who demonstrated exceptional
competence and compassion in the
wake of 9/11, and who continue to
work toward the readiness of their communities.

They represent what is very best about our company,
and our country. And they give us confidence that
America will continue to meet extraordinary
challenges with extraordinary strength.

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31	2001	2000	PERCENTAGE INCREASE	1999
NET REVENUES	$ 2,840,491,000	$ 2,242,444,000	27%	$ 2,042,380,000
NET INCOME	99,742,000	93,362,000	7%	77,775,000
EARNINGS PER SHARE* (DILUTED)	1.60	1.50	7%	1.22
PATIENT DAYS	2,278,845	1,626,069	40%	1,408,474
ADMISSIONS	363,910	264,742	37%	242,348
AVERAGE NUMBER OF LICENSED BEDS	9,966	7,582	31%	6,782

* The earnings per share have been adjusted to reflect the two-for-one stock split declared in the form of a 100% stock dividend which was paid in June 2001.







swaps.

By all the important measures in 2001, UHS' performance was excellent. Were it not for the tragedy of September 11th and the war that we are currently engaged in, we would have considered 2001 a fine year.

Financial Results

Net revenues for the year were $2.8 billion, a 27% increase from the prior year. Net income, which increased for the ninth consecutive year, was $99.7 million or $1.60 per diluted share. Excluding unusual charges, earnings were $130 million, or $2.06 per share, a 30% increase compared to last year.

During 2001, three unusual charges were recorded as follows: (1) the Company recorded a pre-tax $40 million, or $.38 per share after tax, charge to earnings to reserve for malpractice expenses that may result because the Company's malpractice insurance company, PHICO, was placed in liquidation on February 1, 2002; (2) as a result of the Company's successful refinancing activities, the Company recorded a pre-tax extraordinary expense of $1.6 million, or $.01 per share after tax, for the early termination of the $135 million, 8.75% notes issued in 1995; and (3) the Company also recorded a pre-tax loss on derivative transactions of $7.4 million, or $.07 per share after tax, resulting from the early swaps.

This past year's results were record levels for UHS. The inherent strength of the Company in all sectors contributed to the excellent operating performance. Same facility admissions to both our acute care and behavioral health division were up sharply, 4.8% and 6.7%, respectively, which led the industry. And a favorable pricing environment and improved working capital management generated a record $312 million in cash from operations, a 71% improvement over last year.

These most positive operating results were achieved in spite of increased labor costs, caused by the national shortage of nurses, and sharp increases in supply expense, primarily pharmaceuticals used for more effective treatment of our patients. Plans are in place to mitigate the effects of these expenses. Also during the year, O. Edwin French, a seasoned hospital executive, was named to head the Company's acute care division.

Development

The Company added a number of facilities to its base in 2001 to provide for its growth well into the future. Two new major hospital projects, seven hospital acquisitions, a hospital company in France, and two surgery center additions capped a busy year for the development group.

The two major projects, were a new 180-bed hospital opened in August, and a 126-bed addition to Desert Springs Hospital in Las Vegas, Nevada, which came on line in April. Work is progressing on the new 371-bed George Washington University Hospital in the District of Columbia, which will open later this year.

Four acute hospitals were added during 2001: Rancho Springs Medical Center in Murrieta, California; McAllen Heart Hospital in McAllen Texas; Lancaster Community Hospital in Lancaster, California; and Central Montgomery Medical Center in Lansdale, Pennsylvania. We also added three behavioral health facilities: Hospital San Juan Capestrano in Puerto Rico, along with Westbrook Lodge Hospital and Pembroke Hospital, both in Boston, Massachusetts. Our surgery center division added facilities in Hammond, Louisiana, and Reno, Nevada. And a leading French hospital company Médi-Partenaires, now with nine facilities, was acquired in March.

Annualized, these acquisitions are expected to add revenue of approximately $385 million.

Finance

The Company's financial position also improved markedly as a result of its successful sale in November of $200 million of ten-year notes at a coupon rate of 6.75%, which replaced a $135 million note with a coupon rate of 8.75% which was due to mature in 2005. The Company replaced its bank revolving

$400 million credit, due to expire in 2006. And the $100 million commercial paper financing program was also renewed. In June, a two for one stock split for all classes of common stock was completed. The Company, based on its strong cash flow generation and earnings capacity, is now rated an investment grade credit by all three major agencies.

This strong capital base will enable UHS to continue to grow, a prime goal of the Company.

September 11, 2001

The attack of September 11th has changed America forever. The courage and selflessness of the New York firefighters, New York's "finest" in blue and the emergency rescue personnel was inspirational. And the actions of the passengers who fought the terrorists in the air were truly heroic. The strength of character that was so apparent in Manhattan, at the Pentagon, and over Pennsylvania on that infamous day exists throughout our great nation.

We should be grateful for a President and his senior cabinet members who are serious, straight talking and acting diligently to protect our nation. The world has been given fair warning that consequences will be forthcoming for acts inimical to Americans anywhere and that we are prepared to act with allies or alone if need be to protect our citizens and our way of life.

ever enjoyed the unchallenged power of the United States, yet exhibits patience, respect and compassion for others. The United States defeated Germany and Japan in World War II and promptly rebuilt Europe and Japan after the war. Unlike victorious armies throughout history, the only land we retained is the cemeteries where young American boys are interred for eternity.

So, I have very little patience with those detractors who seek to rationalize the acts of the terrorists who hate us and who inferentially place blame on our system. Our country may not be perfect. None are. But let's recognize the genius that laid the foundation for the greatest democratic nation ever, and provided for her continued strength for succeeding generations.

I truly believe that healthcare providers like those at UHS facilities are investing their energies in the noble cause of making things better for our neighbors in community after community across America. We promptly respond in times of crisis and now proudly serve on the front lines. Everyday, as healthcare providers, we are entrusted with the lives of others, and we accept the added responsibility of biological or nuclear terrorism events without hesitation.

UHS enters 2002 optimistic about the industry and its prospects. Demographically, we are in the midst of a longevity revolution. The numbers of older Americans, our prime source of patients, is increasing wildly. In 1900, life expectancy in the United States was 47 years; today it is 77 years. Astonishingly, two-thirds of all Americans who ever lived past 65 years are alive today.

We are equally optimistic about our Company's future. UHS has well established facilities in rapidly growing markets, a proven group of dedicated professionals, and



a strong financial position, the solid base upon which we build.

We are proud of what has been accomplished and the 31,000 dedicated people of Universal Health Services will continue to fulfill all our responsibilities and support our communities and our nation at this extraordinary moment in its history.

Alan B. Miller

Alan B. Miller
Chairman of the Board
President and Chief
Executive Officer



On September 11, 2001, the staff at The George Washington University Hospital (GWUH) was holding a regularly scheduled "town meeting" at which managers and staff members discussed everyday questions and concerns.

Then the news came in: The Pentagon had been hit by a fuel-laden airliner piloted by terrorists.



Immediately, the entire hospital went on high alert, following well-practiced procedures for a local disaster.

Patients were moved from the hospital's operating rooms and intensive care units to make beds available. Physicians' offices across the street were personnel were gowned, gloved, and waiting. All within 25 minutes.

It was a performance worthy of this very special facility. As a Designated Federal Protected Hospital located just blocks from the White House, GWUH has frequently been called upon to treat presidents, members of Congress, military personnel, and visiting foreign dignitaries.

Ready – and waiting.

Yet despite their readiness, and despite their hospital's proximity to the Pentagon, the professionals of GWUH treated only a few walk-in patients that day

One reason was access. The city of Washington, D.C. had quickly closed a nearby bridge, forcing ambulances to use hospitals on the other side of the Potomac.

A second and more tragic reason was that there were relatively few non-fatal injuries to Pentagon personnel. "It was eerie," says GWUH Chief Executive Officer Dan McLean. "Because of its severity, the Pentagon disaster didn't create the number of hospital cases we expected."

But the significance of September 11th was clear: GWUH, a hospital that was already one of the best-prepared in the nation, would now need to redefine preparedness for a new era.



FOR UHS HOSPITALS NATIONWIDE, PREPAREDNESS IS AN EVERYDAY RESPONSIBILITY.





EACH FACILITY HAS A WELL-REHEARSED ACTION PLAN FOR RESPONDING TO BIOLOGICAL AND CHEMICAL DISASTERS.



SUPPLY CLOSETS ARE NOW EQUIPPED WITH EXPOSURE AND TREATMENT KITS FOR KNOWN BIOLOGICAL AGENTS.





HEALTHCARE PRACTITIONERS FOLLOW ESTABLISHED CDC-APPROVED PROTOCOLS – SOME OF WHICH ORIGINATED AT UHS HOSPITALS.

REGULAR DRILLS, HELD IN COOPERATION WITH LOCAL LAW ENFORCEMENT AND EMERGENCY MANAGEMENT AGENCIES, ENSURE EFFICIENT TEAMWORK.



TODAY, IT'S ONLY AN EXERCISE.





TOMORROW, THE THREAT MAY BE REAL.

In mid-October, GWUH found itself on the front lines again, this time as a treatment and diagnostic center for those who were potentially infected by the anthrax contamination of the Hart Senate Office Building and other government offices.

Led to GWUH by an unauthorized recommendation on CNN, hundreds of people streamed into the hospital, and even causing a temporary shutdown of the emergency room. Personnel from all areas of the hospital were called upon to organize an effective response.

Their task was made more difficult by a lack of information, says McLean. "We quickly discovered that the Centers for Disease Control didn't have an established set of protocols for evaluating potential anthrax infections. This certainly made our job more difficult."

appear each day, the hospital moved its anthrax diagnostic operations to an auditorium.

In the meantime, GWUH specialists developed a protocol of their own, which has since been adopted by the CDC for use nationwide.

Rewriting the disaster plan.

Based on their experience with these two unprecedented crises, McLean and his team are intensely involved in the development of post-September



11th policies for our nation's hospitals, speaking at international conferences, and working closely with local, state, and federal authorities.

"We're rewriting the disaster plan," says McLean. "Today, nearly all hospitals in the United States have plans for 'point' disasters, such as bus, train, and air crashes. But no one has a multi-hospital, multi-jurisdiction, multi-service plan in place for larger disasters such as a mass infection."





DAN MCLEAN, CEO AND MANAGING DIRECTOR, CALLS GWUH, "A 21ST CENTURY HOSPITAL."



THE NEW GEORGE WASHINGTON UNIVERSITY HOSPITAL IS DESIGNED TO DELIVER SUPERIOR HEALTHCARE SERVICES – AND TO MEET THE NEW REALITIES OF TODAY'S WORLD.

utilities such as water, electricity, and telecommunications are among the issues being discussed, McLean says, as are treatment methodologies and logistics for patient groups numbering in the hundreds of thousands – or even millions.

"We must take preparedness to a higher level," McLean says. "We've made that an integral part of our mission and goal."

UHS PROFESSIONALS NATIONWIDE ARE COMMITTED, COMPASSIONATE, AND PREPARED.



OPENED IN 2001, THE NEW PATIENT TOWER OF DESERT SPRINGS HOSPITAL.



A companywide priority.

While GWUH is unique in its geographic location, it is far from alone in its efforts to prepare for a new and more hazardous world.

Throughout our nationwide network, UHS hospitals have updated their emergency management plans to accommodate the new realities of potential terrorist and bioterrorist attacks.

Manatee Memorial Hospital, for example, has held educational meetings for staff members and physicians, and has coordinated response protocols and drills with county EMS, Hazmat, and health department officials.

Doctors' Hospital of Shreveport, in Louisiana, has held bioterrorism drills and established a multi-day supply of anthrax exposure kits.

Valley Hospital Medical Center in Las Vegas has established new security measures to protect patients and staff members in the event of bioterrorist attacks.

Scenarios like these are being duplicated at every UHS facility nationwide. Because we never forget our responsibility to patients, employees, and the communities we serve.

Staying focused.

While the world around us changed significantly in 2001, UHS continued to pursue a strategy that has resulted in exceptional growth and profitability for more than two decades.

That is, we continue to provide high-quality, compassionate care to patients at a reasonable cost. And, we continue to operate hospitals in geographic regions where population growth is above the national average.

Our adherence to this simple yet uncommon strategy served us well in the year just past, and helped our Acute Care Division remain strong and stable during periods of economic and global uncertainty.

Investing in our facilities.

In 2001, the Acute Care Division continued to grow through prudent acquisitions, such as Central Montgomery Medical Center in Lansdale, Pennsylvania, and Lancaster Community Hospital, in Lancaster, California.



DESERT SPRINGS HOSPITAL, LAS VEGAS, NEVADA

Just as importantly, we continued to invest in our existing facilities, providing the physical space and equipment needed to accommodate the needs of our patients and staff members.

At Desert Springs Hospital in Las Vegas, Nevada, for example, we opened a new patient tower featuring 126 new beds, which has received high praise from patients and professionals alike. Desert Springs has also increased the size of its intensive care unit, and opened a new eight-bed Post Angioplasty Unit that complements the facility's renowned catheterization lab.

At San Pablo Hospital in Puerto Rico, UHS has recently invested in new equipment and facilities for the clinical laboratory, added an intermediate care unit, and begun remodeling 75 patient rooms. Part of the San Pablo Health System acquired by UHS in 1998, the hospital has received numerous awards for quality of care, and will now be even more attractive to private patients in its rapidly-growing community.

Seeking high-growth communities.

Another key UHS strategy is to operate in markets where the population levels are growing at above-average rates, providing a natural increase in patient volume.

Bradenton, Florida, which is home to our Manatee Memorial Hospital. Bradenton consistently ranks high in numerous surveys for education levels, employment opportunities, and overall quality of life. And, it is one of the fastest-growing communities in the state of Florida.

In response to the growth of its patient base, we will a new facility near Manatee, and in August, we broke ground on a new medical office building.

No discussion of population growth could be complete without a mention of Las Vegas, Nevada, whose 8.1 percent growth in 2000 was once again the highest of any major American city.

For nearly a decade, UHS presence in the Las Vegas area, and currently operates a network of three outstanding acute care facilities: Summerlin Hospital Medical Center, Valley Hospital Medical Center, and Desert Springs Hospital.

Expanding rapidly even by Las Vegas standards, the northwest suburb of Summerlin is one of the fastest-growing planned communities in the





AIKEN REGIONAL MEDICAL CENTERS PROVIDES A WIDE RANGE OF SOPHISTICATED ACUTE CARE SERVICES TO PATIENTS THROUGHOUT ITS SOUTH CAROLINA COMMUNITY.





United States. Because of this growth, Summerlin Hospital Medical Center has seen patient volumes increase by more than 25 percent in the past year, while outpatient volume has soared by more than 40 percent.

Meanwhile, Valley Hospital Medical Center has built a reputation for excellence in emergency services, and contracts for the operation of "Flight for Life," a 24-hour helicopter service that serves a four-state region.

Building our presence in existing markets.



Our Las Vegas network also exemplifies another key UHS strategy: To establish our presence in an attractive market, and then expand through the development or acquisition of complementary facilities.

Another example is The South Texas Health System, which now includes McAllen Medical Center, McAllen Medical Behavioral Health Center, the Rehabilitation Institute of McAllen, Edinburg Regional Medical Center, and the Rehabilitation Pavilion.



MCALLEN MEDICAL CENTER IS THE CENTERPIECE OF THE RAPIDLY-GROWING SOUTH TEXAS HEALTH SYSTEM.





THE NEW DOCTORS' HOSPITAL OF LAREDO STRENGTHENS UHS'S POSITION ONE OF THE NATION'S FASTEST-GROWING COMMUNITIES.



And in 2001, we added to this outstanding network by acquiring McAllen Heart Hospital, a 60-bed facility with a full service ER, three catheterization labs, and two operating suites. With a dominant presence in the cardiac care services market for the Rio Grande Valley, McAllen Heart Hospital has already demonstrated its value, having increased admissions by 15% over the previous year.

In Amarillo, Texas, UHS has built Northwest Texas Healthcare System. This network began just six years ago with the acquisition of Northwest Texas Hospital, a 357-bed acute care hospital. Since that time, the hospital has flourished, providing its community with the best in general medical care. In addition, it has initiated a variety of valuable outpatient services, including pain management, speech pathology, occupational therapy, physical therapy, and diagnostic imaging services. Around the hospital, UHS has built a comprehensive network that also includes Northwest Texas Women's and Children's Center, Northwest Texas Sports Medicine Center, and the Northwest Wound Care Center.

Together, these facilities have become an indispensable asset to the greater Amarillo community.

In 2001, UHS acquired an 80 percent interest in a group of eight acute care hospitals in France, six of which are located in the southwestern portion of the country.

Now known as Médi-Partenaires, this group is the fourth-largest operator of private hospitals in France. And it has already demonstrated healthy growth in revenues and net income.

In late 2001, Médi-Partenaires acquired a ninth facility, Ambroise Paré, a 204-bed hospital located in the town of Toulouse. Ambroise Paré focuses on surgical procedures, and enjoys a reputation for excellence in such specialties as orthopedics, obstetrics, and ear/nose/throat. The hospital is also a leader in obstetrics, ranking near the very top in the nation for quality according to a recent survey by the French newspaper Le Figaro.



UHS IS BRINGING ITS UNIQUE BRAND OF QUALITY CARE TO PATIENTS IN FRANCE.



ACQUIRED IN 2001, MCALLEN HEART HOSPITAL IS THE LEADING PROVIDER OF CARDIAC CARE SERVICES TO THE RIO GRANDE VALLEY.

Bringing comfort to patients – and communities.

In addition to taking thousands of innocent lives, the terrorist and bioterrorist attacks did untold damage to the American psyche. Millions of Americans experienced deep feelings of grief and anxiety in the days and weeks following September 11th. And they looked for words of comfort and compassion to help them through.

Among those who responded were the men and women of the UHS Behavioral Health Division.

Whether in their official capacity or as individual volunteers, our behavioral specialists applied their unique skills to help not only patients but fellow citizens in their communities.

REACHING OUT TO PATIENTS AND THE COMMUNITY CAME NATURALLY TO THE STAFF OF THE HORSHAM CLINIC, SAYS HORSHAM'S CEO RON FINCHER.





HORSHAM CLINIC PSYCHOLOGIST STANLEY SILVER HAS PROVIDED STRESS COUNSELING TO PATIENTS IN BOTH OKLAHOMA CITY AND NEW YORK.

Horsham Clinic: Managing stress.

Located less than two hours from New York, The Horsham Clinic in Horsham, Pennsylvania, immediately reached out to care for patients, companies, and the community.

Hospital managers and staff members immediately assembled to update their patient safety plan for the new realities of a post-September 11th world.

In addition, more than 50 staff members at all levels stepped forward to volunteer for a variety of community-related programs.

Several Horsham professionals, for example, took part in a special crisis hotline sponsored by WCAU-TV, the NBC affiliate in Philadelphia, answering calls from concerned parents, children, and teachers.

Horsham sent director of nursing Linda Starr and psychologist Stanley Silver to assist a New York-based company that needed help counseling employees who were reluctant to return to work. Both professionals have extensive experience in treating critical stress, and helped the company's managers develop strategies for coping with any future events. "This is the caliber of people we have at UHS," says Ron Fincher, CEO of The Horsham Clinic. "For our staff, helping people is the ultimate reward of working in this profession. I see this level of commitment on a daily basis at our hospitals."

Timberlawn: Drawing on expertise in trauma.

Dallas, Texas, may be thousands of miles away from New York or Washington. But like all Americans, area residents



THE HORSHAM CLINIC, HORSHAM, PA

were deeply affected by the events of September 11th.

As a leading behavioral care hospital in the Dallas area, UHS's Timberlawn Mental Health System immediately reached out to offer comfort and perspective.

For example, Beth Nottingham, Timberlawn's Trauma Program Director, and Melissa Caldwell, Executive Director of the Ross Institute, which provides trama services for patients at Timberlawn and other UHS facialities, participated in town hall events and local TV call-in programs, providing helpful guidance on how to experience and overcome grief and fear.

Dr. Colin Ross, an internationally recognized authority on trauma, who heads up Timberlawn's Trama Program, was also deeply involved in the hospital's efforts. In numerous media and conference appearances, Dr. Ross offered his views on overcoming grief and understanding the mind of the terrorist.

Feedback from the community was extremely positive, says Craig Nuckles, CEO of Timberlawn. "Parents told us that we helped them understand how to explain these events to their children. They were very thankful for the advice our people provided."

"There was no company directive for these efforts," adds Mr. Nuckles. "Our people simply took it upon themselves to reach out to the community. I think that demonstrates the heart of our hospital, and it has helped people feel proud to be part of this organization."

"Timberlawn has been part of this community since 1917," explains Mr. Nuckles. "We wanted people to know that we were here to help."

performance in behavioral care.

The Behavioral Health Division continues to provide outstanding results to our company while also providing outstanding service to the community.

Admissions at our existing facilities increased thanks to strong population growth in our key markets, along with our reputation for excellence in providing compassionate and effective care. In fact, all of our facilities surveyed by JCAHO scored well above the national average.

In addition, our continued emphasis on programs for sexual trauma, sexual disorders, and neuropsychiatric treatment, continues to produce strong census and revenues, as do our services for children and adolescents.

The strength to grow.

While other companies in this market have been forced to downsize, the Behavioral Health Division continues to grow, having completed several new acquisitions during 2001.

For example, we completed our acquisition of Pembroke Hospital and Westwood Lodge, two behavioral hospitals with a total of 233 beds in the They join a growing UHS network that provides outstanding care to thousands of patients throughout New England.

UHS also completed its purchase of San Juan Capestrano, a 108-bed behavioral hospital and related clinics in Rio Piedras, Puerto Rico. San Juan Capestrano has proven to be an excellent strategic fit with our growing family of acute care and behavioral care facilities in Puerto Rico.

Standing out in a challenging industry.

Behavioral care remains a very challenging industry, due to intense utilization management



IN MOMENTS OF CRISIS, "ALL DIFFERENCES ARE PUSHED TO THE SIDE," SAYS THE ROSS INSTITUTE'S MELISSA CALDWELL.



BETH NOTTINGHAM, TIMBERLAWN'S TRAUMA PROGRAM DIRECTOR, SAW SEPTEMBER 11TH AS A TIME TO BE "PART OF A LARGER CAUSE."



INTERNATIONALLY-KNOWN TRAUMA SPECIALIST DR. COLIN ROSS MADE NUMEROUS PUBLIC APPEARANCES TO HELP EXPLAIN THE EVENTS OF SEPTEMBER 11TH.

and continued pressure from major insurance providers and employers.

However, UHS continues to stand out as a growth company in a shrinking industry. While other providers downsize and divest, UHS has increased its share in key markets, including Boston, Philadelphia, Memphis, and Atlanta. This helps UHS build a strong franchise in each of these markets and develop a full continuum of care to serve our patients. In addition, it improves our ability to negotiate favorable terms with major payors.

A favorable outlook.

Looking ahead, the forecast for our Behavioral Health Division remains strong overall.

Our established facilities are performing exceptionally well, while our recent acquisitions are contributing significantly to both top-line and bottom-line growth. We have a stable management team that remains focused on providing quality care. And, we have a service approach that is tailored to the needs of each market.

The behavioral care industry is not without its difficulties, [illegible] nationwide shortage of registered nurses has led to higher wages and staffing difficulties in certain markets.

In addition, our behavioral facilities continue to experience increases in pharmaceutical prices, particularly for newer drugs that are favored by physicians.

On balance, however, we look forward to another year of growth for our Behavioral Health Division, which continues to set the standards for quality, performance, and compassion.

TIMBERLAWN MENTAL HEALTH SYSTEM, DALLAS, TEXAS.



1,000

Ranked within industries

HEALTHCARE - 37 companies

Universal Health Services, Inc. ranks #1 in Total Return to Investors over the last 10 years - 38% annual rate and third in EPS growth.



UNIVERSAL HEALTH SERVICES, INC.

367 South Gulph Road • P.O. Box 61558 • King of Pr...
610.768.3300 • www.uhsinc.com
For more information, contact: Cheryl Ramagano...

Reprinted from THE WALL STREET JOURNAL
MONDAY, FEBRUARY 26, 2001

UNIVERSAL HEALTH SERVICES, INC.
The best performing stock in the entire healthcare field!
For the last 10 years!

THE WALL STREET JOURNAL
SHAREHOLDER SCOREBOARD
THE BEST & WORST PERFORMING COMPANIES

AS PUBLISHED IN
FORBES
JANUARY 2002

PLATINUM 400
AMERICA'S BEST BIG COMPANIES
STRATEGY · STAMINA · GROWTH

UHS RANKED #1 ON FORTUNE MAGAZINE'S LIST OF TOP PERFORMERS IN THE HEALTHCARE INDUSTRY, AND #84 ON THE FORBES PLATINUM 400 LIST.

ONCE AGAIN IN 2001, UHS RANKED #1 IN THE HEALTHCARE INDUSTRY ON THE WALL STREET JOURNAL'S SHAREHOLDER SCORECARD, WHICH MEASURES TOTAL RETURNS TO INVESTORS OVER A TEN-YEAR PERIOD.

Pride in performance.

With a track record that is unique in the hospital management industry, UHS has received gratifying accolades from three of the nation's leading financial publications.

In the past year, Fortune, Forbes, and The Wall Street Journal have all included Universal Health Services on their lists of top performers.

We are proud that our approach to quality care and prudent fiscal management has resulted in strong returns to our shareholders. And we are grateful to the 31,000 UHS employees nationwide who have helped us achieve this record while delivering vitally important services to the communities we serve.

Management's Discussion and Analysis ________22

Selected Financial Data ________37

Consolidated Financial Statements ________38

Notes ________43

Auditor's Report ________61

FORWARD-LOOKING STATEMENTS

The matters discussed in this report as well as the news releases issued from time to time by the Company include certain statements containing the words "believes", "anticipates", "intends", "expects" and words of similar import, which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: that the majority of the Company's revenues are produced by a small number of its total facilities; possible changes in the levels and terms of reimbursement by government programs, including Medicare or Medicaid or other third party payors; industry capacity; demographic changes; existing laws and government regulations and changes in or failure to comply with laws and governmental regulations; the ability to enter into managed care provider agreements on acceptable terms; liability and other claims asserted against the Company; competition; the loss of significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare; the ability to attract and retain qualified personnel, including physicians; the ability of the Company to successfully integrate its recent acquisitions; the Company's ability to finance growth on favorable terms; and, other factors referenced in the Company's 2001 Form 10-K or herein. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

RESULTS OF OPERATIONS

Net revenues increased 27% to $2.8 billion in 2001 as compared to 2000 and 10% to $2.2 billion in 2000 as compared to 1999. The $600 million increase in net revenues during 2001 as compared to 2000 resulted from: (i) a $276 million or 13% increase in net revenues generated at acute care and behavioral health care facilities owned during both years, and; (ii) $324 million of net revenues generated at twenty-eight acute care and behavioral health care facilities acquired in the U.S and France since the third quarter of 2000 (excludes revenues generated at these facilities one year after acquisition).

The $200 million increase in net revenues during 2000 as compared to 1999 was due primarily to: (i) a $104 million or 5% increase in net revenues generated at acute care and behavioral health care facilities owned during both years, and; (ii) $88 million of net revenues generated at two acute care and twelve behavioral health care facilities acquired during the third quarter of 2000.

Operating income (defined as net revenues less salaries, wages & benefits, other operating expenses, supply expense and provision for doubtful accounts) increased 23% to $442 million in 2001 from $359 million in 2000. In 2000, operating income increased 13% to $359 million in 2000 from $319 million in 1999. Overall operating margins (defined as operating income divided by net revenues) were 15.6% in 2001, 16.0% in 2000 and 15.6% in 1999. The factors causing the fluctuations in the Company's overall operating margins during the last three years are discussed below.

Net revenues from the Company's acute care hospitals and ambulatory treatment centers accounted for 81%, 84% and 86% of consolidated net revenues in 2001, 2000 and 1999, respectively. Net revenues at the Company's acute care facilities owned in both 2001 and 2000 increased 14% in 2001 as compared to 2000 as admissions and patient days at these facilities increased 5% and 6%, respectively. The average length of stay at these facilities increased to 4.8 days in 2001 as compared to 4.7 days in 2000. Net revenues at the Company's acute care facilities owned in both 2000 and 1999 increased 5% in 2000 as compared to 1999 as admissions and patient days each increased 3% in 2000 as compared to 1999. The average length of stay remained unchanged at 4.7 days in 2000 and 1999.

In addition to the increase in inpatient volumes, the Company's same facility net revenues were favorably impacted by an increase in prices charged to private payors including health maintenance organizations and preferred provider organizations as well as an increase in Medicare reimbursements which commenced on April 1, 2001. Net revenue per adjusted admission (adjusted for outpatient activity) at the Company's acute care facilities owned during both 2001 and 2000 increased 8% in 2001 as compared to 2000 and net revenue per adjusted patient day at these facilities increased 7% in 2001 over 2000. Included in the same facility acute care financial results and patient statistical data are the operating results generated at the 60-bed McAllen Heart Hospital which was acquired by the Company in March of 2001. Upon acquisition, the facility began operating under the same license as an integrated department of McAllen Medical Center and therefore the financial and statistical results are not separable.

The Company's facilities have experienced an increase in inpatient acuity and intensity of services as less intensive services shift from an inpatient basis to an outpatient basis. To accommodate the increased utilization of outpatient services, the Company has expanded or redesigned several of its outpatient facilities and services. Gross outpatient revenues at the Company's acute care facilities owned during the last three years increased 22% in 2001 as compared to 2000 and increased 13% in 2000 as compared to 1999 and comprised 26% of the Company's acute care gross patient revenue in each of the last three years. Despite the increase in patient volume at the Company's facilities, inpatient utilization continues to be negatively affected by payor-required, pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Additionally, the hospital industry in the United States as well as the Company's acute care facilities continue to have significant unused capacity which has created substantial competition for patients. The Company expects the increased competition, admission constraints and payor pressures to continue.

The increase in net revenue as discussed above was negatively effected by lower payments from the government under the Medicare program as a result of the Balanced Budget Act of 1997 ("BBA-97") and increased discounts to insurance and managed care companies (see General Trends for additional disclosure). The Company anticipates that the percentage of its revenue from managed care business will continue to increase in the future. The Company generally receives lower payments per patient from managed care payors than it does from traditional indemnity insurers.

At the Company's acute care facilities, operating expenses (salaries, wages and benefits, other operating expenses, supply expense and provision for doubtful accounts) as a percentage of net revenues were 82.2% in 2001, 81.4% in 2000 and 81.6% in 1999. Operating margins (defined as net revenues less operating expenses divided by net revenues) at these facilities were 17.8% in 2001, 18.6% in 2000 and 18.4% in 1999. At the Company's acute care facilities owned in both 2001 and 2000, operating expenses were 82.6% in 2001 and 81.6% in 2000 and operating margins at these facilities were 17.4% in 2001 and 18.4% in 2000. At the Company's acute care facilities owned in both 2000 and 1999, operating expenses were 81.6% in 2000 and 81.8% in 1999 and operating margins at these facilities were 18.4% in 2000 and 18.2% in 1999.

Despite the strong revenue growth experienced at the Company's acute care facilities during 2001 as compared to 2000, operating margins at these facilities were lower in 2001 as compared to the prior year due primarily to increases in salaries, wages and benefits, pharmaceutical

expense and insurance expense. Salaries, wages and benefits increased primarily as a result of rising labor rates, particularly in the area of skilled nursing and the increase in pharmaceutical expense was caused primarily by increased utilization of high-cost drugs. The Company experienced an increase in insurance expense on the self-insured retention limits at certain of its subsidiaries caused primarily by unfavorable industry-wide pricing trends for hospital professional and general liability coverage. The Company expects the expense factors mentioned above to continue to pressure future operating margins.

Operating margins at the Company's acute care facilities increased slightly in 2000 as compared to 1999 due primarily to (i) a reduction in salaries, wages and benefits, other operating expenses and supply expense as a percentage of net revenues resulting from increased efforts to control costs, and; (ii) replacement of a capitation contract at the Company's three Las Vegas facilities with a standard per diem contract commencing in January, 2000. These favorable factors were partially offset by an increase the provision for bad debts at the Company's acute care facilities in 2000 as compared to 1999 caused primarily by: (i) an increase in self-pay patients which generally result in a larger portion of uncollectable accounts; (ii) collection delays and difficulties with managed care payors, and; (iii) an increase in gross patient charges instituted during the year which increases the provision for doubtful accounts when accounts become uncollectable.

BEHAVIORAL HEALTH SERVICES

Net revenues from the Company's behavioral health care facilities accounted for 19%, 16% and 13% of consolidated net revenues in 2001, 2000 and 1999, respectively. The increases in 2001 as compared to 2000 and 2000 as compared to 1999 were due primarily to the purchase of twelve behavioral health facilities acquired during the third quarter of 2000.

Net revenues at the Company's behavioral health care facilities owned in both 2001 and 2000 increased 7% in 2001 as compared to 2000. Admissions and patient days at these facilities increased 7% and 4%, respectively, in 2001 as compared to 2000 and the average length of stay decreased to 11.9 days in 2001 as compared to 12.2 days in 2000. Contributing to the increase in net revenues at the Company's behavioral health care facilities owned in both 2001 and 2000 was a 2% increase in net revenue per adjusted admission in 2001 as compared to 2000 and a 4% increase in net revenue per adjusted patient day in 2001 as compared to 2000. Net revenues at the Company's behavioral health care facilities owned in both 2000 and 1999 increased 5% in 2000 as compared to 1999. Admissions and patient days at these facilities increased 4% and 3%, respectively, in 2000 as compared to 1999 and the average length of stay decreased to 11.7 days in 2000 as compared to 11.8 days in 1999.

At the Company's behavioral health care facilities, operating expenses (salaries, wages and benefits, other operating expenses, supply expense and provision for doubtful accounts) as a percentage of net revenues were 81.0% in 2001, 81.8% in 2000 and 83.4% in 1999. The Company's behavioral health care division generated operating margins (defined as net revenues less operating expenses divided by net revenues) of 19.0% in 2001, 18.2% in 2000 and 16.6% in 1999. Operating expenses as a percentage of net revenues at the Company's behavioral health care facilities owned in both 2001 and 2000 were 80.3% in 2001 and 81.8% in 2000 while operating margins at theses facilities were 19.7% in 2001 and 18.2% in 2000. Operating expenses as a percentage of net revenues at the Company's behavioral health care facilities owned in both 2000 and 1999 were 81.4% in 2000 and 83.4% in 1999 while operating margins at these facilities were 18.6% in 2000 and 16.6% in 1999.

During the last few years, there has been downsizing in the behavioral health care industry which has created an opportunity for the Company to increase its managed care rates which has contributed to the increased operating margins. In an effort to maintain and potentially further improve the operating margins at its behavioral health care facilities, management of the Company continues to implement cost controls and price increases and has also increased its focus on receivables management.

OTHER OPERATING RESULTS

During the fourth quarter of 2001, the Company recorded the following charges: (i) a $40.0 million pre-tax charge to reserve for malpractice expenses that may result from the Company's third party malpractice insurance company (PHICO) that was placed in liquidation in February, 2002 (see General Trends); (ii) a $7.4 million pre-tax loss on derivative transactions resulting from the early termination of interest rate swaps, and; (iii) a $1.0 million after-tax ($1.6 million pre-tax) extraordinary expense resulting from the early redemption of the Company's $135 million 8.75% notes issued in 1995.

During 1999, the Company decided to close and divest one of its specialized women's health centers and as a result, the Company recorded a $5.3 million charge to reduce the carrying value of the facility to its estimated realizable value of approximately $9 million, based on an independent appraisal. A jury verdict unfavorable to the Company was rendered during the fourth quarter of 2000 with respect to litigation regarding the closing of this facility. Accordingly, during the fourth quarter of 2000, the Company recognized a charge of $7.7 million to reflect the amount of the jury verdict and a reserve for future legal costs and in February of 2001, this unprofitable facility was closed. During 2001, an appellate court issued an opinion affirming the jury verdict and during the first quarter of 2002, the Company filed a petition for review by the state supreme court.

The effective tax rate was 36.2% in 2001, 36.1% in 2000 and 36.7% in 1999.

GENERAL TRENDS

A significant portion of the Company's revenue is derived from fixed payment services, including Medicare and Medicaid which accounted for 42%, 44% and 46% of the Company's net patient revenues during 2001, 2000 and 1999, respectively. Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to administrative rulings, interpretations and discretion which may affect payments made under either or both of such programs and reimbursement is subject to audit and review by third party payors. Management believes that adequate provision has been made for any adjustment that might result therefrom.

The Federal government makes payments to participating hospitals under its Medicare program based on various formulas. The Company's general acute care hospitals are subject to a prospective payment system ("PPS"). For inpatient services, PPS pays hospitals a predetermined amount per diagnostic related group ("DRG") based upon a hospital's location and the patient's diagnosis. Beginning August 1, 2000 under a new outpatient prospective payment system ("OPPS") mandated by the Balanced Budget Act of 1997, both general acute and behavioral health hospitals' outpatient services are paid a predetermined amount per Ambulatory Payment Classification based upon a hospital's location and the procedures performed. The Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 ("BBRA of 1999") included "transitional corridor payments" through fiscal year 2003, which provide some financial relief for any hospital that generally incurs a reduction to its Medicare outpatient reimbursement under the new OPPS.

Behavioral health facilities, which are excluded from the inpatient services PPS, are cost reimbursed by the Medicare program, but are generally subject to a per discharge ceiling, calculated based on an annual allowable rate of increase over the hospital's base year amount under the Medicare law and regulations. Capital related costs are exempt from this limitation. In the Balanced Budget Act of 1997 ("BBA-97"), Congress significantly revised the Medicare payment provisions for PPS-excluded hospitals, including psychiatric hospitals. Effective for Medicare cost reporting periods beginning on or after October 1, 1997, different caps are applied to psychiatric hospitals' target amounts depending upon whether a hospital was excluded from PPS before or after that date, with higher caps for hospitals excluded before that date. Congress also revised the rate-of-increase percentages for PPS-excluded hospitals and eliminated the new provider PPS-exemption for psychiatric hospitals. In addition, the Health Care Financing Administration, now known as the Centers for Medicare

and Medicaid Services ("CMS"), has implemented requirements applicable to psychiatric hospitals that share a facility or campus with another hospital. The BBRA of 1999 requires that CMS develop an inpatient psychiatric per diem prospective payment system effective for the federal fiscal year beginning October 1, 2002, however, it is possible the implementation may be delayed. Upon implementation, this new prospective payment system will replace the current inpatient psychiatric payment system described above.

On August 30, 1991, the CMS issued final Medicare regulations establishing a PPS for inpatient hospital capital-related costs. These regulations apply to hospitals which are reimbursed based upon the prospective payment system and took effect for cost report years beginning on or after October 1, 1991. For most of the Company's hospitals, the new methodology began on January 1, 1992. In 2001, the tenth year of the phase-in, most of the Company's hospitals were still being reimbursed by the Medicare program based on the blend of the federal capital rate and the rate specific to each hospital (three hospitals still receive hold harmless payments, which are described below).

The regulations provide for the use of a 10-year transition period during which a blend of the old and new capital payment provision is utilized. One of two methodologies applies during the 10-year transition period. If the hospital's hospital-specific capital rate exceeds the federal capital rate, the hospital is paid per discharge on the basis of a "hold harmless" methodology, which is the higher of a blend of a portion of old capital costs and an amount for new capital costs based on a proportion of the federal capital rate, or 100% of the federal capital rate. Alternatively, with limited exceptions, if the hospital-specific rate is below the federal capital rate, the hospital receives payments based upon a "fully prospective" methodology, which is a blend of the hospital's hospital-specific capital rate and the federal capital rate. Each hospital's hospital-specific rate was determined based upon allowable capital costs incurred during the "base year", which, for most of the Company's hospitals, was the year ended December 31, 1990. Updated amounts and factors necessary to determine PPS rates for Medicare hospital inpatient services for operating costs and capital related costs are published annually.

In addition to the trends described above that continue to have an impact on the operating results, there are a number of other more general factors affecting the Company's business. BBA-97 called for the government to trim the growth of federal spending on Medicare by $115 billion and on Medicaid by $13 billion over the following years. The act also called for reductions in the future rate of increases to payments made to hospitals and reduced the amount of reimbursement for outpatient services, bad debt expense and capital costs. Some of these reductions were reversed with the passage on December 15, 2000 of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA") which, among other things, increased Medicare and Medicaid payments to healthcare providers by $35 billion over 5 years with approximately $12 billion of this amount targeted for hospitals and $11 billion for managed care payors. These increased reimbursements to hospitals pursuant to the terms of BIPA commenced in April, 2001. BBA-97 established the annual update for Medicare at market basket minus 1.1% in both fiscal years 2001 (October 1, 2000 and through September 30, 2001) and 2002 and BIPA revised the update at the full market basket in fiscal year 2001 and market basket minus .55% in fiscal years 2002 and 2003. Additionally, BBA-97 reduced reimbursement to hospitals for Medicare bad debts to 55% and BIPA increased the reimbursement to 70%, with an effective date for the Company of January 1, 2001. It is possible that future federal budgets will contain certain further reductions or increases in the rate of increase of Medicare and Medicaid spending.

The Company can provide no assurances that the reductions in the PPS update, and other changes required by BBA-97, will not adversely affect the Company's operations. However, within certain limits, a hospital can manage its costs, and, to the extent this is done effectively, a hospital may benefit from the DRG system. However, many hospital operating costs are incurred in order to satisfy licensing laws, standards of the Joint Commission on the Accreditation of Healthcare Organizations ("JCAHO") and quality of care concerns. In addition, hospital costs are affected by the level of patient acuity, occupancy rates and local physician practice patterns, including length of stay, judgments and number and type of tests and procedures ordered. A hospital's ability to control or influence these factors which affect costs is, in many cases, limited.

In addition to Federal health reform efforts, several

states have adopted or are considering healthcare reform legislation. Several states are considering wider use of managed care for their Medicaid populations and providing coverage for some people who presently are uninsured. The enactment of Medicaid managed care initiatives is designed to provide low-cost coverage. The Company currently operates three behavioral health centers with a total of 501 beds in Massachusetts, which has mandated hospital rate-setting. The Company also operates three hospitals containing an aggregate of 688 beds in Florida that are subject to a mandated form of rate-setting if increases in hospital revenues per admission exceed certain target percentages.

In 1991, the Texas legislature authorized the LoneSTAR Health Initiative, a pilot program in two areas of the state, to establish for Medicaid beneficiaries a healthcare delivery system based on managed care principles. The program is now known as the STAR program, which is short for State of Texas Access Reform. Since 1995, the Texas Health and Human Services Commission, with the help of other Texas agencies such as the Texas Department of Health, has rolled out STAR Medicaid managed care pilot programs in several geographic areas of the state. Under the STAR program, the Texas Department of Health either contracts with health maintenance organizations in each area to arrange for covered services to Medicaid beneficiaries, or contracts directly with healthcare providers and oversees the furnishing of care in the role of the case manager. Two carve-out pilot programs are the STAR+PLUS program, which integrates acute care and long-term care into a managed care system in the Harris County service area, and the NorthSTAR program, which furnishes behavioral health services to Medicaid beneficiaries in the Dallas County service area. Effective in the fall of 1999, however, the Texas legislature imposed a moratorium on the implementation of additional pilot programs until the 2001 legislative session. A study on the effectiveness of Medicaid managed care was issued in November, 2000. In June 2001, the state enacted House Bill 3038, which requires the enrollment in group health plans of Medicaid and SCHIP recipients who are eligible for such plans, if the state determines that such enrollment is cost-effective. The effective date for this requirement was September 1, 2001. The state has indicated, however, that it will not be expanding the Medicaid Managed Care program to any additional areas within the next year.

Upon meeting certain conditions, and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of the Company's facilities located in Texas and one facility located in South Carolina became eligible and received additional reimbursement from each state's disproportionate share hospital fund. Included in the Company's financial results was an aggregate of $32.6 million in 2001, $28.9 million in 2000 and $37.0 million in 1999. The Texas and South Carolina programs have been renewed for the 2002 fiscal year and the Company expects its reimbursements, as scheduled pursuant to the terms of these programs, to increase by approximately $4.2 million annually as compared to the 2001 fiscal year. Failure to renew these programs, which are scheduled to terminate in the third quarter of 2002, or reductions in reimbursements, could have a material adverse effect on the Company's future results of operations.

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to fines or penalties or required to repay amounts received from government for previously billed patient services. While management of the Company believes its policies, procedures and practices comply with governmental regulations, no assurance can be given that the Company will not be subjected to governmental inquiries or actions.

Pressures to control health care costs and a shift away from traditional Medicare indemnity plans to Medicare managed care plans have resulted in an increase in the number of patients whose health care coverage is provided under managed care plans. Approximately 37% in 2001, 35% in 2000 and 32% in 1999, of the Company's net patient revenues were generated from managed care companies, which includes health maintenance organizations and preferred provider organizations. In general, the Company expects the percentage of its business from managed care programs to continue to grow. The consequent growth in managed care networks and the

resulting impact of these networks on the operating results of the Company's facilities vary among the markets in which the Company operates. Typically, the Company receives lower payments per patient from managed care payors than it does from traditional indemnity insurers, however, during the past year, the Company secured price increases from many of its commercial payors including managed care companies.

For the period from January 1, 1998 through December 31, 2001, most of the Company's subsidiaries were covered under commercial insurance policies with PHICO, a Pennsylvania based insurance company. The policies provided for a self-insured retention limit for professional and general liability claims for the Company's subsidiaries up to $1 million per occurrence, with an average annual aggregate for covered subsidiaries of $7 million through 2001. These subsidiaries maintain excess coverage up to $100 million with other major insurance carriers.

In February of 2002, PHICO was placed in liquidation by the Pennsylvania Insurance Commissioner and as a result, the Company recorded a pre-tax charge to earnings of $40 million during the fourth quarter of 2001 to reserve for malpractice expenses that may result from PHICO's liquidation. PHICO continues to have substantial liability to pay claims on behalf of the Company and although those claims could become the Company's liability, the Company may be entitled to receive reimbursement from state insurance guaranty funds and/or PHICO's estate for a portion of certain claims ultimately paid by the Company. The Company expects that the cash payments related to these claims will be made over the next eight years as the cases are settled or adjudicated. In estimating the $40 million pre-tax charge, the Company evaluated all known factors, however, there can be no assurance that the Company's ultimate liability will not be materially different than the estimated charge recorded. Additionally, if the ultimate PHICO liability assumed by the Company is substantially greater than the established reserve, there can be no assurance that the additional amount required will not have a material adverse effect on the Company's future results of operations.

Due to unfavorable pricing and availability trends in the professional and general liability insurance markets, the cost of commercial professional and general liability insurance coverage has risen significantly. As a result, the Company expects its total insurance expense including professional and general liability, property, auto and workers' compensation to increase approximately $25 million in 2002 as compared to 2001. The Company's subsidiaries have also assumed a greater portion of the hospital professional and general liability risk for its facilities. Effective January 1, 2002, most of the Company's subsidiaries are self-insured for malpractice exposure up to $25 million per occurrence. The Company purchased an umbrella excess policy through a commercial insurance carrier for coverage in excess of $25 million per occurrence with a $75 million aggregate limitation.

HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996

The Health Insurance Portability and Accountability Act (HIPAA) was enacted in August, 1996 to assure health insurance portability, reduce healthcare fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Generally, organizations are required to be in compliance with certain HIPAA provisions beginning in October, 2002. Provisions not yet finalized are required to be implemented two years after the effective date of the regulation. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Regulations related to HIPAA are expected to impact the Company and others in the healthcare industry by:

- Establishing standardized code sets for financial and clinical electronic data interchange ("EDI") transactions to enable more efficient flow of information. Currently there is no common standard for the transfer of information between the constituents in healthcare and therefore providers have had to conform to each standard utilized by every party with which they interact. The goal of HIPAA is to create one common national standard for EDI and once the HIPAA regulation takes effect, payors will be required to accept the national standard employed by providers. The final regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare

transactions electronically were published in August, 2000 and compliance with these regulations is required by October, 2002.

- Mandating the adoption of security standards to preserve the confidentiality, integrity and availability of health information that identifies individuals. Currently there is no recognized healthcare standard that includes all the necessary components to protect the data integrity and confidentiality of a patient's electronically maintained or transmitted personal health record. The final regulations containing the privacy standards were released in December, 2000 which require compliance by April, 2003.

- Creating unique identifiers for the four constituents in healthcare: payors, providers, patients and employers. HIPAA will mandate the need for the unique identifiers for healthcare providers in an effort to ease the administrative challenge of maintaining and transmitting clinical data across disparate episodes of patient care.

The Company is in the process of implementation of the necessary changes required pursuant to the terms of HIPAA. The Company expects that the implementation cost of the HIPAA related modifications will not have a material adverse effect on the Company's financial condition or results of operations.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company's interest expense is sensitive to changes in the general level of domestic interest rates. To mitigate the impact of fluctuations in domestic interest rates, a portion of the Company's debt is fixed rate accomplished by either borrowing on a long-term basis at fixed rates or by entering into interest rate swap transactions. The interest rate swap agreements are contracts that require the Company to pay fixed and receive floating interest rates over the life of the agreements. The floating-rates are based on LIBOR and the fixed-rate is determined at the time the swap agreement is consummated.

As of December 31, 2001, the Company had three interest rate swaps. One fixed rate swap with a notional principal amount of $125 million which expires in August 2005. The Company pays a fixed rate of 6.76% and receives a floating rate equal to three month LIBOR. As of December 31, 2001, the floating rate of the $125 million of interest rate swaps was 2.01%. In November 2001, the Company entered into two floating rate swaps having a notional principal amount of $60 million in which the company receives a fixed rate of 6.75% and pays a floating rate equal to 6 month LIBOR plus a spread. The term of these swaps is ten years and they are both scheduled to expire on November 15, 2011. As of December 31, 2001, the average floating rate of the $60 million of interest rate swaps was 3.43%.

As of December 31, 2000, the Company had a five year interest rate swap having a notional principal amount of $135 million whereby the Company pays a floating rate and counter-party pays the Company a fixed rate of 8.75%. The counter-party had the right to cancel the swap at any time during the swap term with thirty days notice. The option was exercised in 2001 and the swap was cancelled. The termination resulted in a net payment to the Company of approximately $3.8 million. The Company also had a fixed rate swap having a notional principal amount of $135 million whereby the Company pays a fixed rate of 6.76% and receives a floating rate from the counter-party. During 2001, the notional amount of this swap was reduced to $125 million. The Company had two interest rate swaps to fix the rate of interest on a total notional principal amount of $75 million with a maturity date of August, 2010. The average fixed rate on the $75 million of interest rate swaps, including the Company's borrowing spread of .35%, was 7.05%. The total cost of all swaps terminated in 2001 was $7.4 million.

The interest rate swap agreements do not constitute positions independent of the underlying exposures. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage features. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its financial instruments. The counterparties are creditworthy financial institutions, rated AA or better by Moody's Investor Services and the Company anticipates that the counterparties will be able to fully satisfy their obligations under the contracts. For the years ended December 31, 2001, 2000 and 1999, the Company received weighted average rates of 5.9%, 7.2% and 5.5%, respectively, and paid a weighted average rate on its interest

rate swap agreements of 6.9% in 2001, 7.5% in 2000 and 5.8% in 1999.

The table below presents information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including long-term debt and interest rate swaps as of December 31, 2001. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates. For interest rate swap agreements, the table presents notional amounts by maturity date and weighted average interest rates based on rates in effect at December 31, 2001. The fair values of long-term debt and interest rate swaps were determined based on market prices quoted at December 31, 2001, for the same or similar debt issues.

(Dollars in thousands)	Maturity Date, Fiscal Year Ending December 31						
	2002	2003	2004	2005	2006	There-after	Total
Long-term debt:							
Fixed rate-Fair value	$2,436	$3,055	$1,951	$1,894	$1,525	$502,924(a)	$513,785
Fixed rate-Carrying value	$2,436	$3,055	$1,951	$1,894	$1,525	$471,205	$482,066
Average interest rates	7.4%	6.9%	6.6%	6.5%	6.3%	5.7%	
Variable rate long-term debt					$221,000	$18,200	$239,200
Interest rate swaps:							
Pay fixed/receive variable notional amounts					$125,000		$125,000
Fair value					($10,227)		($10,227)
Average pay rate					6.76%		
Average receive rate					3 month LIBOR		
Pay variable/receive fixed notional amounts					($60,000)		($60,000)
Fair value (included in long-term debt)					($1,455)		($1,455)
Average pay rate					6 month LIBOR plus spread		
Average receive rate					6.75%		

(a) The fair value of the Company's 5% discounted Convertible Debentures ("Debentures") at December 31, 2001 is $303 million, however, the Company has the right to redeem the Debentures any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption. On June 23, 2006 the amount necessary to redeem all Debentures would be $319 million. If the Debentures could be redeemed at the same basis at December 31, 2001 the redemption amount would be $265 million. The holders of the Debentures may convert the Debentures to the Company's Class B stock at any time. If all Debentures were converted, the result would be the issuance of 6.6 million shares of the Company's Class B Common Stock.

EFFECTS OF INFLATION AND SEASONALITY

Although inflation has not had a material impact on the Company's results of operations over the last three years, the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are rising supply costs which tend to escalate as vendors pass on the rising costs through price increases. The Company's acute care and behavioral health care facilities are experiencing the effects of the tight labor market, including a shortage of nurses, which has caused and may continue to cause an increase in the Company's salaries, wages and benefits expense in excess of the inflation rate. Although the Company cannot predict its ability to continue to cover future cost increases, management believes that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. However, the Company's ability to pass on these increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit the Company's ability to increase prices. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry wide shift of patients into managed care plans, the Company's ability to maintain margins through price increases to non-Medicare patients is limited.

The Company's business is seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the Company's year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in the Company's hospitals during those months.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $312 million in 2001, $182 million in 2000 and $176 million in 1999. The $130 million increase during 2001 as compared to 2000 was primarily attributable to: (i) a favorable $73 million change due to an increase in net income plus the addback of adjustments to reconcile net cash provided by operating activities (depreciation & amortization, minority interests in earnings of consolidated entities, accretion of discount on convertible debentures, losses on foreign exchange, derivative transactions & debt extinguishment and provision for insurance settlement and other non-cash charges); (ii) an unfavorable $40 million change due to timing of net income tax payments; (iii) a $31 favorable change in accounts receivable; (iv) a $28 million favorable change in other assets and deferred charges, and; (v) $38 million of other net favorable working capital changes. Included in the $73 million favorable change in income plus the addback of adjustments to reconcile net cash provided by operating activities was a $40 million non-cash reserve established during the fourth quarter of 2001 related to the liquidation of PHICO, the Company's third party hospital professional and general liability insurance company (see General Trends). The $40 million increase in net income taxes paid during 2001 was due to a reduction in the 2000 net income tax payments resulting primarily from higher tax benefits from employee stock options and the decreases in accrued taxes attributable to overpayments in 1999. The $31 million favorable change in accounts receivable resulted from improved accounts receivable management during 2001.

Included in the $6 million increase in 2000 as compared to 1999 was: (i) a favorable $35 million change due to an increase in net income plus the addback of depreciation and amortization expense, minority interest in earnings of consolidated entities, accretion of discount on convertible debentures and other non-cash charges; (ii) a favorable $25 million change due to the timing of net income tax payments; (iii) an unfavorable $24 million change due to an increase in the combined working capital balances as of December 31, 2000 at twelve behavioral health care facilities and one acute care facility purchased during the third quarter of 2000 (working capital for these facilities was not included in the purchase transactions), and; (iv) $30 million of other unfavorable working capital changes. The unfavorable change in other working capital accounts was due primarily to a decrease in the pre-fund-

ing of employee benefit programs effective December 31, 1999. The $25 million reduction in income taxes paid was due to higher tax benefits from employee stock option exercises and the decreases in deferred taxes attributable to the prior year's overpayment.

During 2001, the Company spent $263 million to acquire the assets and operations of: (i) four acute care facilities located in the U.S. (two of which were effective on January 1, 2002); (ii) two behavioral health care facilities located in the U.S. and one located in Puerto Rico; (iii) an 80% ownership interest in a French hospital company that owns nine hospitals located in France, and; (iv) majority ownership interests in two ambulatory surgery centers. During 2000, the Company spent $141 million to acquire the assets and operations of twelve behavioral health care facilities and two acute care hospitals and $12 million to acquire a minority ownership interest in an e-commerce marketplace for the purchase and sale of health care supplies, equipment and services to the healthcare industry. During 1999, the Company acquired three behavioral health facilities for a combined purchase price of $27 million in cash plus contingent consideration of up to $3 million. Also during 1999, the Company acquired the assets and operations of Doctor's Hospital of Laredo in exchange for the assets and operations of its Victoria Regional Medical Center. In connection with this transaction, the Company also spent approximately $5 million to purchase additional land in Laredo, Texas on which it constructed a replacement hospital that was completed and opened in the third quarter of 2001.

Capital expenditures were $153 million in 2001, $114 million in 2000 and $68 million in 1999. Included in the 2001 capital expenditures were costs related to the completion of a new 180-bed acute care hospital located in Laredo, Texas and the 126-bed addition to the Desert Springs Hospital in Las Vegas, Nevada. Capital expenditures for capital equipment, renovations and new projects at existing hospitals and completion of major construction projects in progress at December 31, 2001 are expected to total approximately $215 million to $265 million in 2002. Included in the 2002 projected capital expenditures are the remaining expenditures on the new George Washington University Hospital located in Washington, DC, a major renovation of an acute care hospital located in Washington and the first phase of an new 176-bed acute care hospital located in Las Vegas, Nevada. The Company believes that its capital expenditure program is adequate to expand, improve and equip its existing hospitals.

During 2000, the Company received net cash proceeds of $16 million resulting from the divestiture of the real property of a behavioral health care facility located in Florida, a medical office building located in Nevada, and its ownership interests in a specialized women's health center and two physician practices located in Oklahoma. During 1999, the Company received cash proceeds of $16 million generated primarily from the sale of the real property of two medical office buildings. The net gain/loss resulting from these transactions did not have a material impact on the 2000 or 1999 results of operations

In April, 2001, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was paid on June 1, 2001 to shareholders of record as of May 16, 2001. All classes of common stock participated on a pro rata basis and all references to share quantities and earnings per share for all periods presented have been adjusted to reflect the two-for-one stock split.

During 1998 and 1999, the Company's Board of Directors approved stock purchase programs authorizing the Company to purchase up to twelve million shares of its outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Pursuant to the terms of these programs, the Company purchased 4,056,758 shares at an average purchase price of $17.55 per share ($71.2 million in the aggregate) during 1999, 2,408,000 shares at an average purchase price of $14.95 per share ($36.0 million in the aggregate) during 2000 and 178,057 shares at an average purchase price of $43.33 per share ($7.7 million in the aggregate) during 2001. Since inception of the stock purchase program in 1998 through December 31, 2001, the Company purchased a total of 7,803,815 shares at an average purchase price of $17.91 per share ($139.8 million in the aggregate).

During the fourth quarter of 2001 the Company entered into a new $400 million unsecured non-amortizing revolving credit agreement, which expires on December 13, 2006. The agreement includes a $50 million sublimit for letters of credit of which $40 million was available at December 31, 2001. The interest rate on borrowings is determined at the Company's option at the prime rate, certificate of deposit rate plus .925% to 1.275%, Euro-dollar plus .80% to 1.150% or a money

market rate. A facility fee ranging from .20% to .35% is required on the total commitment. The margins over the certificate of deposit, the Euro-dollar rates and the facility fee are based upon the Company's leverage ratio. At December 31, 2001, the applicable margins over the certificate of deposit and the Euro-dollar rate were 1.125% and 1.00%, respectively, and the commitment fee was .25%. There are no compensating balance requirements. As of December 31, 2001, the Company had approximately $269 million of unused borrowing capacity under the terms of its revolving credit agreement.

During the fourth quarter of 2001, the Company issued $200 million of notes ("Notes") that have a 6.75% coupon rate (6.757% effective rate including amortization of bond discount) and will mature on November 15, 2011. The notes can be redeemed in whole or in part, at any time at the Company's option at a redemption price equal to accrued and unpaid interest on the principal being redeemed to the redemption date plus the greater of: (i) 100% of the principal amount of the notes to be redeemed, and; (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semiannual basis at the adjusted treasury rate (as defined) plus 30 basis points. The interest on the notes will be paid semiannually on May 15th and November 15th of each year. The net proceeds generated from this issuance were approximately $198.5 million and were used to repay outstanding borrowings under the Company revolving credit agreement.

Also during the fourth quarter of 2001, the Company redeemed all of its outstanding $135.0 million, 8.75% Senior Notes ("Senior Notes") due 2005 for an aggregate redemption price of $136.5 million. The redemption of the Senior Notes was financed with borrowings under the Company's commercial paper and revolving credit facilities. During the third quarter of 2001, the counter-party to an interest rate swap with a notional principal amount of $135 million, elected to terminate the interest rate swap. This swap was a designated fair value hedge to the Senior Notes. The termination resulted in a net payment to the Company of approximately $3.8 million. Upon the termination of the fair value hedge, the Company ceased adjusting the fair value of the debt. The effective interest method was used to amortize the resulting difference between the fair value at termination and the face value of the debt through the maturity date of the Senior Notes. In connection with the redemption of the Senior Notes, the Company recorded a net loss on debt extinguishment of $1.6 million during the fourth quarter of 2001.

As of December 31, 2001, the Company had no unused borrowing capacity under the terms of its $100 million, annually renewable, commercial paper program. A large portion of the Company's accounts receivable are pledged as collateral to secure this program. This annually renewable program, which began in 1993, is scheduled to expire or be renewed in October of each year. The commercial paper program has been renewed for the period of October 24, 2001 through October 23, 2002.

During the second quarter of 2000, the Company issued discounted convertible debentures that are due in 2020 ("Debentures"). The Debentures, which had an aggregate issue price of $250 million or $587 million aggregate principal amount at maturity, were issued at a price of $425.90 per $1,000 principal amount of Debenture. The Debentures will pay cash interest on the principal amount at the rate of 0.426% per annum, resulting in a yield to maturity of 5.0%. The Debentures will be convertible at the option of the holders thereof into 5.6024 shares of the Company's Common Stock per $1,000 face amount of Debenture (equivalent at issuance to $76.02 per share of common stock). The securities were not registered or required to be registered under the Securities Act of 1933 (the "Securities Act") and were sold in the United States in a private placement under Rule 144A under the Securities Act, and were not offered or sold in the United States absent registration or an applicable exemption from registration requirements. Pursuant to an agreement with the holders of the debentures, the debentures and the underlying Class B Common Stock were registered for resale under the securities act. The Company used the net proceeds generated from the Debenture issuance to repay debt which was reborrowed to finance previously disclosed acquisitions, (see Note 2 to the Condensed Consolidated Financial Statements) and for other general corporate purposes.

Total debt as a percentage of total capitalization was

47% at December 31, 2001, 43% at December 31, 2000 and 40% at December 31, 1999. The increases during the last three years were due primarily to the purchase transactions, capital additions and stock purchases, as mentioned above. The capital expenditures, purchase transactions and stock repurchases during the last three years were essentially financed with net cash provided by operating activities and borrowings generated from the Company's revolving credit facility and the issuance of the Notes and Debentures as mentioned above.

As of December 31, 2001, the Company had three interest rate swaps. One fixed rate swap with a notional principal amount of $125 million which expires in August 2005. The Company pays a fixed rate of 6.76% and receives a floating rate equal to three month LIBOR. As of December 31, 2001, the floating rate of the $125 million of interest rate swaps was 2.01%. In November 2001, the Company entered into two floating rate swaps having a notional principal amount of $60 million in which the company receives a fixed rate of 6.75% and pays a floating rate equal to 6 month LIBOR plus a spread. The term of these swaps is ten years and they are both scheduled to expire on November 15, 2011. As of December 31, 2001, the average floating rate of the $60 million of interest rate swaps was 3.43%.

As of December 31, 2000, the Company had a five year interest rate swap having a notional principal amount of $135 million whereby the Company pays a floating rate and the counter-party pays the Company a fixed rate of 8.75%. The counter-party had the right to cancel the swap at any time during the swap term with thirty days notice. The option was exercised in 2001 and the swap was cancelled. The termination resulted in a net payment to the Company of approximately $3.8 million. The Company also had a fixed rate swap having a notional principal amount of $135 million whereby the Company pays a fixed rate of 6.76% and receives a floating rate from the counter-party. During 2001, the notional amount of this swap was reduced to $125 million. The Company had two interest rate swaps to fix the rate of interest on a total notional principal amount of $75 million with a maturity date of August, 2005. The average fixed rate on the $75 million of interest rate swaps, including the Company's borrowing spread of .35%, was 7.05%. Both of these swaps totaling $75 million were terminated in 2001 at a cost of $7.4 million.

The effective interest rate on the Company's revolving credit, demand notes and commercial paper program, including the interest rate swap expense and income incurred on existing and now expired interest rate swaps, was 6.4%, 7.1% and 6.2% during 2001, 2000 and 1999, respectively. Additional interest (expense)/ income recorded as a result of the Company's hedging activity was ($2,730,000) in 2001, $414,000 in 2000 and ($202,000) in 1999. The Company is exposed to credit loss in the event of non-performance by the counter-party to the interest rate swap agreements. All of the counterparties are creditworthy financial institutions rated AA or better by Moody's Investor Service and the Company does not anticipate non-performance. The estimated fair value of the cost to the Company to terminate the interest rate swap obligations at December 31, 2001 and 2000 was approximately $11.7 million and $4.3 million, respectively.

Covenants relating to long-term debt require maintenance of a minimum net worth, specified debt to total capital and fixed charge coverage ratios. The Company is in compliance with all required covenants as of December 31, 2001.

The fair value of the Company's long-term debt at December 31, 2001 and 2000 was approximately $751.5 million and $693.3 million, respectively.

The Company expects to finance all capital expenditures and acquisitions with internally generated funds and borrowed funds. Additional borrowed funds may be obtained either through refinancing the existing revolving credit agreement and/or the commercial paper facility and/or the issuance of equity or long-term debt.

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2001:

	Payments Due by Period (dollars in thousands)				
Contractual Obligation	*Total*	*Less than 1 Year*	*2-3 years*	*4-5 years*	*After 5 years*
Long-term debt fixed (a)	$483,521	$2,436	$5,006	$3,419	$472,660 (b)
Long-term debt-variable	239,200	—	—	221,000	18,200
Accrued interest	3,050	3,050	—	—	—
Construction commitments (c)	66,968	26,968	—	40,000	—
Operating leases	116,366	30,926	49,404	30,124	5,912
Total contractual cash obligations	$909,105	$63,380	$54,410	$294,543	$496,772

(a) Includes capital lease obligations.
(b) Amount is presented net of discount on Convertible Debentures of $321,430.
(c) Estimated cost of completion on a new 371-bed acute care hospital in Washington, DC and the construction of a new 100-bed acute care facility in Eagle Pass, Texas.

SIGNIFICANT ACCOUNTING POLICIES

The Company has determined that the following accounting policies and estimates are critical to the understanding of the Company's consolidated financial statements.

Revenue Recognition: Revenue and the related receivables for health care services are recorded in the accounting records on an accrual basis at the Company's established charges. The provision for contractual adjustments, which represents the difference between established charges and estimated third-party payor payments, is also recognized on an accrual basis and deducted from gross revenue to determine net revenues. Payment arrangements with third-party payors may include prospectively determined rates per discharge, a discount from established charges, per-diem payments and reimbursed costs. Estimates of contractual adjustments are reported in the period during which the services are provided and adjusted in future periods, as the actual amounts become known. Revenues recorded under cost-based reimbursement programs may be adjusted in future periods as a result of audits, reviews or investigations. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Medicare and Medicaid net revenues represented 42%, 44% and 46% of net patient revenues for the years 2001, 2000 and 1999, respectively. In addition, approximately 37% in 2001, 35% in 2000 and 32% in 1999 of the Company's net patient revenues were generated from managed care companies, which includes health maintenance organizations and preferred provider organizations.

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowances are estimated by management based on general factors such as payor mix, the agings of the receivables and historical collection experience. At December 31, 2001 and 2000, accounts receivable are recorded net of allowance for doubtful accounts of $61.1 million and $65.4 million, respectively.

The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in provision for doubtful accounts.

General and Professional Liabilities: Due to unfavorable pricing and availability trends in the professional and general liability insurance markets, the cost of commercial professional and general liability insurance coverage has risen significantly. As a result, the Company expects its total insurance expense including professional and general liability, property, auto and workers' compen-

sation to increase approximately $25 million in 2002 as compared to 2001. The Company's subsidiaries have also assumed a greater portion of the hospital professional and general liability risk for its facilities. Effective January 1, 2002, most of the Company's subsidiaries are self-insured for malpractice exposure up to $25 million per occurrence. The Company purchased an umbrella excess policy through a commercial insurance carrier for coverage in excess of $25 million per occurrence with a $75 million aggregate limitation.

As of December 31, 2001 and 2000, the reserve for professional and general liability claims was $104.1 million and $57.9 million, respectively, of which $26.0 million and $9.0 million in 2001 and 2000, respectively, is included in current liabilities. Self-insurance reserves are based upon actuarially determined estimates. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for such things as medical costs as well as changes in actual experience could cause these estimates to change by material amounts in the near term.

Reference is made to Note 1 to the financial statements for additional information on other accounting policies and new accounting pronouncements.

RELATED PARTY TRANSACTIONS

At December 31, 2001, the Company held approximately 6.6% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). The Company serves as Advisor to the Trust under an annually renewable advisory agreement. Pursuant to the terms of this advisory agreement, the Company conducts the Trust's day to day affairs, provides administrative services and presents investment opportunities. In addition, certain officers and directors of the Company are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore the Company accounts for its investment in the Trust using the equity method of accounting. The Company's pre-tax share of income from the Trust was $1.3 million for the year ended December 31, 2001, $1.2 million for the year ended December 31, 2000 and $1.1 million for the year ended December 31, 1999, and is included in net revenues in the accompanying consolidated statements of income. The carrying value of this investment was $9.0 million at both December 31, 2001 and 2000 and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $18.0 million at December 31, 2001 and $15.1 million at December 31, 2000.

As of December 31, 2001, the Company leased six hospital facilities from the Trust with terms expiring in 2003 through 2006. These leases contain up to five 5-year renewal options. During 2001, the Company exercised five-year renewal options on an acute care hospital leased from the Trust which was scheduled to expire in 2001. The lease on this facility was renewed at the same lease rate and term as the initial lease. Future minimum lease payments to the Trust are included in Note 7. Total rent expense under these operating leases was $16.5 million in 2001, $17.1 million in 2000, and $16.6 million in 1999. The terms of the lease provide that in the event the Company discontinues operations at the leased facility for more than one year, the Company is obligated to offer a substitute property. If the Trust does not accept the substitute property offered, the Company is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust. The Company received an advisory fee from the Trust of $1.3 million in both 2001 and 2000 and $1.2 million in 1999 for investment and administrative services provided under a contractual agreement which is included in net revenues in the accompanying consolidated statements of income.

Year Ended December 31	2001	2000	1999	1998	1997
Summary of Operations (in thousands)					
Net revenues	**$2,840,491**	$2,242,444	$2,042,380	$1,874,487	$1,442,677
Net income	**$ 99,742**	$ 93,362	$ 77,775	$ 79,558	$ 67,276
Net margin	**3.5%**	4.2%	3.8%	4.2%	4.7%
Return on average equity	**12.8%**	13.7%	12.1%	13.1%	13.5%
Financial Data (in thousands)					
Cash provided by operating activities	**$ 312,187**	$ 182,454	$ 175,557	$ 151,684	$ 174,170
Capital expenditures[1]	**$ 160,748**	$ 115,751	$ 68,695	$ 96,808	$ 132,258
Total assets	**$2,114,584**	$1,742,377	$1,497,973	$1,448,095	$1,085,349
Long-term borrowings	**$ 718,830**	$ 548,064	$ 419,203	$ 418,188	$ 272,466
Common stockholders' equity	**$ 807,900**	$ 716,574	$ 641,611	$ 627,007	$ 526,607
Percentage of total debt to total capitalization	**47%**	43%	40%	40%	35%
Operating Data – Acute Care Hospitals[4]					
Average licensed beds	**6,234**	4,980	4,806	4,696	3,389
Average available beds	**5,351**	4,220	4,099	3,985	2,951
Hospital admissions	**285,222**	214,771	204,538	187,833	128,020
Average length of patient stay	**4.7**	4.7	4.7	4.7	4.8
Patient days	**1,328,609**	1,017,646	963,842	884,966	616,965
Occupancy rate for licensed beds	**58%**	56%	55%	52%	50%
Occupancy rate for available beds	**68%**	66%	64%	61%	57%
Operating Data – Behavioral Health Facilities					
Average licensed beds	**3,732**	2,612	1,976	1,782	1,777
Average available beds	**3,588**	2,552	1,961	1,767	1,762
Hospital admissions	**78,688**	49,971	37,810	32,400	28,350
Average length of patient stay	**12.1**	12.2	11.8	11.3	11.9
Patient days	**950,236**	608,423	444,632	365,935	336,850
Occupancy rate for licensed beds	**70%**	64%	62%	56%	52%
Occupancy rate for available beds	**73%**	65%	62%	57%	52%
Per Share Data					
Net income – basic[2]	**$ 1.67**	$ 1.55	$ 1.24	$ 1.23	$ 1.04
Net income – diluted[2]	**$ 1.60**	$ 1.50	$ 1.22	$ 1.19	$ 1.02
Other Information (in thousands)					
Weighted average number of shares outstanding – basic[2]	**59,874**	60,220	62,834	65,022	64,642
Weighted average number of shares and share equivalents outstanding – diluted[2]	**67,220**	64,820	63,980	66,586	66,196
Common Stock Performance					
Market price of common stock High-Low, by quarter[3]					
1st	**$50.69 - $38.88**	$24.50 - $18.25	$26.50 - $18.94	$29.06 - $23.53	$17.31 - $13.94
2nd	**$46.75 - $37.82**	$35.03 - $24.50	$27.44 - $19.75	$29.81 - $26.50	$20.25 - $15.81
3rd	**$52.60 - $42.65**	$42.81 - $31.91	$23.69 - $11.84	$29.25 - $19.38	$23.53 - $19.53
4th	**$48.60 - $38.25**	$55.88 - $38.63	$18.25 - $12.00	$27.16 - $20.22	$25.19 - $20.34

(1) Amount includes non-cash capital lease obligations.

(2) In April 2001, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was paid in June 2001. All classes of common stock participated on a pro rata basis. The weighted average number of common shares and equivalents and earnings per common and common equivalent share for all years presented have been adjusted to reflect the two-for-one stock split.

(3) These prices are the high and low closing sales prices of the Company's Class B Common Stock as reported by the New York Stock Exchange (all periods have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend paid in June 2001). Class A, C and D common stock are convertible on a share-for-share basis into Class B Common Stock.

(4) Includes data for nine hospitals located in France owned by an operating company in which the Company purchased an 80% ownership during 2001.

(In thousands, except per share data)

	2001	2000	1999
Net revenues	$2,840,491	$2,242,444	$2,042,380
Operating charges			
Salaries, wages and benefits	1,122,428	873,747	793,529
Other operating expenses	668,026	515,084	475,070
Supplies expense	368,091	301,663	289,074
Provision for doubtful accounts	240,025	192,625	166,139
Depreciation & amortization	127,523	112,809	108,333
Lease and rental expense	53,945	49,039	49,029
Interest expense, net	36,176	29,941	26,872
Provision for insurance settlements	40,000	—	—
Facility closure costs	—	7,747	5,300
	2,656,214	2,082,655	1,913,346
Income before minority interests, effect of foreign exchange and derivative transactions, income taxes and extraordinary charge	184,277	159,789	129,034
Minority interests in earnings of consolidated entities	17,518	13,681	6,251
Losses on foreign exchange and derivative transactions	8,862	—	—
Income before income taxes and extraordinary charge	157,897	146,108	122,783
Provision for income taxes	57,147	52,746	45,008
Net income before extraordinary charge	100,750	93,362	77,775
Extraordinary charge from early extinguishment of debt, net of taxes	1,008	—	—
Net income	$ 99,742	$ 93,362	$ 77,775
Earnings per Common Share before extraordinary charge:			
Basic	$ 1.68	$ 1.55	$ 1.24
Diluted	$ 1.62	$ 1.50	$ 1.22
Earnings per Common Share after extraordinary charge:			
Basic	$ 1.67	$ 1.55	$ 1.24
Diluted	$ 1.60	$ 1.50	$ 1.22
Weighted average number of common shares – basic	59,874	60,220	62,834
Weighted average number of common share equivalents	7,346	4,600	1,146
Weighted average number of common shares and equivalents – diluted	67,220	64,820	63,980

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,	Universal Health Services, Inc. and Subsidiaries	
Assets	(Dollar amounts in thousands)	
Current Assets	2001	2000
Cash and cash equivalents	$ 22,848	$ 10,545
Accounts receivable, net	418,083	376,601
Supplies	54,764	45,518
Deferred income taxes	25,227	17,943
Other current assets	27,340	25,848
Total current assets	548,262	476,455
Property and Equipment		
Land	149,208	109,744
Buildings and improvements	845,523	704,065
Equipment	505,310	441,623
Property under capital lease	31,902	25,563
	1,531,943	1,280,995
Less accumulated depreciation	594,602	512,704
	937,341	768,291
Funds restricted for construction	196	37,381
Construction-in-progress	93,668	69,955
	1,031,205	875,627
Other Assets		
Goodwill	372,627	316,777
Deferred charges	16,533	17,223
Other	145,957	56,295
	535,117	390,295
	$2,114,584	$1,742,377

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and Common Stockholders' Equity	(Dollar amounts in thousands)	
Current Liabilities	2001	2000
Current maturities of long-term debt	$ 2,436	$ 689
Accounts payable	144,163	113,294
Accrued liabilities		
Compensation and related benefits	58,607	52,361
Interest	3,050	4,964
Taxes other than income	26,525	15,296
Other	87,050	59,708
Federal and state taxes	885	2,528
Total current liabilities	322,716	248,840
Other Noncurrent Liabilities	110,385	71,730
Minority Interests	125,914	120,788
Long-Term Debt	718,830	548,064
Deferred Income Taxes	28,839	36,381
Commitments and Contingencies (Note 8)		
Common Stockholders' Equity		
Class A Common Stock, voting, \$.01 par value; authorized 12,000,000 shares; issued and outstanding 3,848,886 shares in 2001 and 3,848,886 in 2000	38	38
Class B Common Stock, limited voting, \$.01 par value; authorized 150,000,000 shares; issued and outstanding 55,603,686 shares in 2001 and 55,549,312 in 2000	556	556
Class C Common Stock, voting, \$.01 par value; authorized 1,200,000 shares; issued and outstanding 387,848 shares in 2001 and 387,848 in 2000	4	4
Class D Common Stock, limited voting, \$.01 par value; authorized 5,000,000 shares; issued and outstanding 39,109 shares in 2001 and 44,530 in 2000	—	—
Capital in excess of par value, net of deferred compensation of \$203 in 2001 and \$485 in 2000	137,400	139,654
Retained earnings	676,064	576,322
Accumulated other comprehensive loss	(6,162)	—
	807,900	716,574
	$2,114,584	$1,742,377

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

(Amounts in thousands) Universal Health Services, Inc. Subsidiaries

For the Years Ended December 31, 2001, 2000, and 1999	Class A Common	Class B Common	Class C Common	Class D Common	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive loss	Total
Balance January 1, 1999	$21	$299	$2	—	$221,500	$405,185	—	$627,007
Common Stock								
Issued	(1)	5	—	—	7,956	—	—	7,960
Repurchased	—	(20)	—	—	(71,205)	—	—	(71,225)
Amortization of deferred compensation	—	—	—	—	94	—	—	94
Net income	—	—	—	—	—	77,775	—	77,775
Balance January 1, 2000	20	284	2	—	158,345	482,960	—	641,611
Common Stock								
Issued	(1)	6	—	—	16,629	—	—	16,634
Repurchased	—	(12)	—	—	(35,973)	—	—	(35,985)
Amortization of deferred compensation	—	—	—	—	952	—	—	952
Net income	—	—	—	—	—	93,362	—	93,362
Balance January 1, 2001	19	278	2	—	139,953	576,322	—	716,574
Common Stock								
Issued	—	1	—	—	4,844	—	—	4,845
Stock dividend	19	278	2	—	(299)	—	—	—
Repurchased	—	(1)	—	—	(7,733)	—	—	(7,734)
Amortization of deferred compensation	—	—	—	—	635	—	—	635
Comprehensive Income:								
Net income	—	—	—	—	—	99,742	—	99,742
Foreign currency translation adjustments	—	—	—	—	—	—	161	161
Cumulative effect of change in accounting principle (SFAS No. 133) on other comprehensive income (net of income tax effect of $2,801)	—	—	—	—	—	—	(4,779)	(4,779)
Unrealized derivative losses on cash flow hedges (net of income tax effect of $905)	—	—	—	—	—	—	(1,544)	(1,544)
Total – comprehensive income	—	—	—	—	—	99,742	(6,162)	93,580
Balance December 31, 2001	$38	$556	$4	—	$137,400	$676,064	($6,162)	$807,900

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)

	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 99,742	$ 93,362	$ 77,775
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	127,523	112,809	108,333
Minority interests in earnings of consolidated entities	17,518	13,681	6,251
Accretion of discount on convertible debentures	10,323	5,239	—
Losses on foreign exchange, derivative transactions & debt extinguishment	10,460	—	—
Provision for insurance settlements and other non-cash charges	40,000	7,747	5,300
Changes in assets and liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	1,384	(29,391)	(37,958)
Accrued interest	(1,914)	(1,020)	(157)
Accrued and deferred income taxes	(9,292)	28,489	(3,370)
Other working capital accounts	13,913	1,408	32,371
Other assets and deferred charges	10,689	(17,237)	(5,775)
Increase in working capital at acquired facilities	(9,133)	(24,155)	—
Other	(7,304)	(6,209)	2,957
Accrued insurance expense, net of commercial premiums paid	23,531	9,012	7,485
Payments made in settlement of self-insurance claims	(15,253)	(11,281)	(17,655)
Net cash provided by operating activities	312,187	182,454	175,557
Cash Flows from Investing Activities:			
Property and equipment additions	(152,938)	(113,900)	(67,576)
Acquisition of businesses	(263,463)	(141,333)	(31,588)
Proceeds received from merger, sale or disposition of assets	—	16,253	16,358
Investment in business	—	(12,273)	—
Net cash used in investing activities	(416,401)	(251,253)	(82,806)
Cash Flows from Financing Activities:			
Additional borrowings, net of financing costs	280,499	252,566	15,150
Reduction of long-term debt	(137,005)	(141,045)	(15,830)
Net cash paid related to termination of interest rate swap, foreign currency exchange band early extinguishment of debt	(6,608)	—	—
Distributions to minority partners	(14,644)	(7,633)	(18,439)
Issuance of common stock	2,009	5,260	2,514
Repurchase of common shares	(7,734)	(35,985)	(71,225)
Net cash provided by (used in) financing activities	116,517	73,163	(87,830)
Increase in Cash and Cash Equivalents	12,303	4,364	4,921
Cash and Cash Equivalents, Beginning of Period	10,545	6,181	1,260
Cash and Cash Equivalents, End of Period	$ 22,848	$ 10,545	$ 6,181
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 27,767	$ 25,722	$ 27,029
Income taxes paid, net of refunds	$ 64,492	$ 24,284	$ 48,833

The accompanying notes are an integral part of these consolidated financial statements.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Universal Health Services, Inc. (the "Company"), its majority-owned subsidiaries and partnerships controlled by the Company or its subsidiaries as the managing general partner. The Company's France subsidiary is included on the basis of the year ending November 30th. All significant intercompany accounts and transactions have been eliminated. The more significant accounting policies follow:

Nature of Operations: The principal business of the Company is owning and operating, through its subsidiaries, acute care hospitals, behavioral health centers, ambulatory surgery centers and radiation oncology centers. At December 31, 2001, the Company operated 35 acute care hospitals and 38 behavioral health centers located in 22 states, Washington, DC, Puerto Rico and France. The Company, as part of its ambulatory treatment centers division owns outright, or in partnership with physicians, and operates or manages 23 surgery and radiation oncology centers located in 12 states.

Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, diagnostic care, coronary care, pediatric services and behavioral health services. The Company provides capital resources as well as a variety of management services to its facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Net revenues from the Company's acute care hospitals and ambulatory and outpatient treatment centers accounted for 81%, 84%, and 86% of consolidated net revenues in 2001, 2000, and 1999, respectively. Net revenues from the Company's behavioral health care facilities accounted for 19%, 16%, and 13% of consolidated net revenues in 2001, 2000, and 1999, respectively.

Revenue Recognition: Revenue and the related receivables for health care services are recorded in the accounting records on an accrual basis at the Company's established charges. The provision for contractual adjustments, which represents the difference between established charges and estimated third-party payor payments, is also recognized on an accrual basis and deducted from gross revenue to determine net revenues. Payment arrangements with third-party payors may include prospectively determined rates per discharge, a discount from established charges, per-diem payments and reimbursed costs. Estimates of contractual adjustments are reported in the period during which the services are provided and adjusted in future periods, as the actual amounts become known. Revenues recorded under cost-based reimbursement programs may be adjusted in future periods as a result of audits, reviews or investigations. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Medicare and Medicaid net revenues represented 42%, 44% and 46% of net patient revenues for the years 2001, 2000 and 1999, respectively. In addition, approximately 37% in 2001, 35% in 2000 and 32% in 1999 of the Company's net patient revenues were generated from managed care companies, which includes health maintenance organizations and preferred provider organizations.

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowances are estimated by management based on general factors such as payor mix, the agings of the receivables and historical collection experience. At December 31, 2001 and 2000, accounts receivable are recorded net of allowance for doubtful accounts of $61.1 million and $65.4 million, respectively.

The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net operating revenues or in provision for doubtful accounts.

Concentration of Revenues: The three majority-owned facilities operating in the Las Vegas market contributed on a combined basis 16% of the Company's 2001 consolidated net revenues. The two facilities located in the McAllen/Edinburg, Texas market contributed, on a combined basis, 11% of the Company's 2001 consolidated net revenues.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. The

Company removes the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations. The Company capitalized $3.0 million and $453,000 of interest costs related to construction in progress in 2001 and 2000, respectively. No interest was capitalized in 1999.

Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (three to fifteen years).

Other Assets: During 1994, the Company established an employee life insurance program covering approximately 2,200 employees. The cash surrender value of the policies ($15.9 million at December 31, 2001 and $18.5 million at December 31, 2000) was recorded net of related loans ($15.8 million at December 31, 2001 and $18.4 million at December 31, 2000) and is included in other assets.

Included in other assets at December 31, 2001 are $70 million of deposits on acquisitions, ownership effective January 1, 2002.

Long-Lived Assets: It is the Company's policy to review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows.

Income Taxes: The Company and its subsidiaries file consolidated federal tax returns. Deferred taxes are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Other Noncurrent Liabilities: Other noncurrent liabilities include the long-term portion of the Company's professional and general liability, workers' compensation reserves and pension liability.

Minority Interests Liabilities: As of December 31, 2001 and 2000, the $126.0 million and $120.8 million minority interests balance consists primarily of a 27.5% outside ownership interest in three acute care facilities located in Las Vegas, Nevada, a 20% outside ownership interest in an acute care facility located in Washington, DC and a 20% outside ownership interest in an operating company that owns nine hospitals in France.

Earnings per Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share, after $1.0 million after-tax extraordinary charge recorded in 2001, for the periods indicated:

	Twelve Months Ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Basic:			
Net income	$99,742	$93,362	$77,775
Average shares outstanding	59,874	60,220	62,834
Basic EPS	$ 1.67	$ 1.55	$ 1.24
Diluted:			
Net income	$99,742	$93,362	$77,775
Add discounted convertible debenture interest, net of income tax effect	8,120	4,092	—
Totals	$107,862	$97,454	$77,775
Average shares outstanding	59,874	60,220	62,834
Net effect of dilutive stock options and grants based on the treasury stock method	769	1,096	1,146
Assumed conversion of discounted convertible debentures	6,577	3,504	—
Totals	67,220	64,820	63,980
Diluted EPS	$ 1.60	$ 1.50	$ 1.22

Stock-Based Compensation: SFAS No. 123 encourages a fair value based method of accounting for employee stock options and similar equity instruments, which generally would result in the recording of additional compensation expense in the Company's financial statements. The Statement also allows the Company to continue to account for stock-based employee compensation using the intrinsic value for equity instruments using APB Opinion No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans in the accompanying financial statements.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Interest expense in the consolidated statements of income is net of interest income of $1.9 million in 2001, $2.7 million in 2000, and $2.6 million in 1999.

Fair Value of Financial Instruments: The fair values of the Company's registered debt, interest rate swap agreements and investments are based on quoted market prices. The carrying amounts reported in the balance sheet for cash, accrued liabilities, and short-term borrowings approximates their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires the Company to measure every derivative instrument (including certain derivative instruments embedded in other contracts) at fair value and record them in the balance sheet as either an asset or liability. Changes in fair value of derivatives are recorded currently in earnings unless special hedge accounting criteria are met. For derivatives designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in the fair value of the derivative are reported in other comprehensive income ("OCI"). The ineffective portions of hedges are recognized in earnings in the current period.

The Company formally assesses, both at inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively.

The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements, in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. The Company's cash flow hedge at December 31, 2001 relates to the payment of variable interest on existing debt.

Foreign Currency: One of the Company's subsidiaries operates in France, whose currency is denominated in French francs. The French subsidiary translates its assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process are shown in accumulated other comprehensive income in the shareholders' equity section of the balance sheet.

The revenue and expense accounts of the France subsidiary are translated into U.S. dollars at the average exchange rate that prevailed during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuate from period to period, depending on the value of the dollar against foreign currencies.

New Accounting Standards: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations to be accounted for using the purchase method and establishes criteria for the recognition of intangible assets apart from goodwill. SFAS No. 141 applies to all business combinations initiated after June 30, 2001. The Company had no significant business combinations that occurred subsequent to this date. SFAS No. 142 requires the Company to cease amortizing goodwill that existed as of June 30, 2001. Recorded goodwill balances will be reviewed for impairment at least annually and writ-

ten down if the carrying value of the goodwill balance exceeds its fair value.

For goodwill recorded prior to June 30, 2001, the Company will adopt the provisions of SFAS No. 141 and SFAS No. 142 as of January 1, 2002, and accordingly, goodwill will no longer be amortized after December 31, 2001. The Company will conduct an initial review of the goodwill balances for impairment within six months of adoption and annually thereafter. The Company's consolidated balance sheet at December 31, 2001 includes $373 million (net of $138 million of accumulated amortization expense) of goodwill recognized in connection with prior business combinations. In accordance with the provisions of these statements, the Company amortized this goodwill through the end of 2001, recognizing approximately $24.0 million of goodwill amortization expense for the year ended December 31, 2001. Amortization expense of other intangible assets for the year ended December 31, 2001 was $1.8 million. Total amortization expense for the years ended December 31, 2000 and 1999 was $21.6 million and $19.2 million, respectively.

While the Company has not yet completed all of the valuation and other work necessary to adopt these accounting standards, management believes that, except for the impact of discontinuing the amortization of goodwill, they will not have a material effect on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets. The Statement is effective for years beginning after June 15, 2002, with earlier adoption permitted. Management does not believe that this Statement will have a material effect on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement also supersedes Accounting Principles Board Opinion (APB) No. 30 provisions related to accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The Company will adopt this statement in 2002. Management does not believe that this Statement will have a material effect on the Company's financial statements.

2) ACQUISITIONS AND DIVESTITURES

2001 — During 2001, the Company spent $263 million to acquire the assets and operations of: (i) a 108-bed behavioral health care facility located in San Juan Capestrano, Puerto Rico; (ii) a 96-bed acute care facility located in Murrieta, California; (iii) two behavioral health care facilities located in Boston, Massachusetts; (iv) a 60-bed specialty heart hospital located in McAllen, Texas; (v) an 80% ownership interest in an operating company that owns nine hospitals located in France; (vi) two ambulatory surgery centers located in Nevada and Louisiana; (vii) a 150-bed acute care facility located in Lansdale, Pennsylvania (ownership effective January 1, 2002), and; (viii) a 117-bed acute care facility located in Lancaster, California (ownership effective January 1, 2002).

The aggregate net purchase price of the facilities was allocated on a preliminary basis to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 5,000
Property, plant & equipment	95,000
Goodwill	87,000
Other assets	92,000
Debt	(9,000)
Other liabilities	(7,000)
Total Cash Purchase Price	$263,000

Management has not completed their final purchase price allocations at December 31, 2001. However, Management does not believe it will differ significantly from the preliminary purchase price allocations at December 31, 2001. The increase of $9 million in other working capital accounts at acquired facilities from their date of acquisition through December 31, 2001 consisted of the following:

	Amount (000s)
Accounts receivable	$19,000
Other working capital accounts	(2,000)
Other	(8,000)
Total working capital changes	$9,000

Assuming the acquisitions effective in 2001 had been completed as of January 1, 2001, the effect on the December 31, 2001 unaudited pro forma net revenues, net income and basic and diluted earnings per share would have been immaterial, as the majority of the acquisitions occurred early in 2001.

2000 — During 2000, the Company spent $141 million to acquire the assets and operations of: (i) a 277-bed acute care facility located in Enid, Oklahoma; (ii) 12 behavioral health care facilities located in Pennsylvania, Delaware, Georgia, Kentucky, South Carolina, Tennessee, Mississippi, Utah and Texas; (iii) a 77-bed acute care facility located in Eagle Pass, Texas, and; (iv) the operations of a behavioral health care facility in Texas. In connection with the acquisition of the facility in Eagle Pass, Texas, the Company agreed to construct a new 100-bed facility scheduled to be completed and opened by the fourth quarter of 2006.

The aggregate net purchase price of the facilities was allocated on a preliminary basis to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$5,000
Property, plant & equipment	77,000
Goodwill	58,000
Other assets	1,000
Total Cash Purchase Price	$141,000

The increases of $24.2 million in other working capital accounts at acquired facilities from their date of acquisition through December 31, 2000 consisted of the following:

	Amount (000s)
Accounts receivable	$36,800
Other working capital accounts	(7,700)
Other	(4,900)
Total working capital changes	$24,200

Assuming the above mentioned 2000 acquisitions had been completed as of January 1, 2000, the unaudited pro forma net revenues and net income for the year ended December 31, 2000 would have been approximately $2.4 billion and $100.4 million, respectively and the unaudited pro forma basic and diluted earnings per share would have been $1.67 and $1.62, respectively. Assuming the 2000 acquisitions had been completed as of January 1, 1999, the unaudited pro forma net revenues and net income for the year ended December 31, 1999 would have been approximately $2.3 billion and $90.1 million, respectively and the unaudited pro forma basic and diluted earnings per share would have been $1.44 and $1.41, respectively.

During 2000, the Company received net proceeds of $16 million resulting from the divestiture of the real property of a behavioral health care facility located in Florida, a medical office building located in Nevada and its ownership interests in a specialized women's health center and two physician practices located in Oklahoma. The Company received $10.5 million of proceeds for the medical office building, referred to above, which was sold to a limited liability company that is majority owned by Universal Health Realty Income Trust. The net gain/loss resulting from these transactions did not have a material impact on the 2000 results of operations.

1999 — During 1999, the Company spent $27 million to acquire the assets and operations of three behavioral health care facilities located in Illinois, Indiana and New Jersey. Also during 1999, the Company exchanged the operations and assets of a 147-bed acute care facility located in Victoria, Texas for the assets and operations of a 117-bed acute care facility located in Laredo, Texas. No gain or loss resulted from this exchange transaction since the fair value of assets acquired was equal to the book value of assets surrendered. In connection with this transaction, the Company also spent $5 million to purchase additional land in Laredo, Texas on which it is constructing a replacement hospital which was completed and opened during

the third quarter of 2001. During 1999, the Company received total proceeds of $16 million generated primarily from the sale of the real property of two medical office buildings ($14 million). The net gain/loss resulting from these transactions was not material. One of these medical office buildings was sold to a limited liability company that is majority owned by Universal Health Realty Income Trust for cash proceeds of $13 million. The aggregate net purchase price of the facilities and land acquired, including the fair value of exchanged facility, was allocated to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$11,000
Property, plant & equipment	6,000
Goodwill	15,000
Total Cash Purchase Price	$32,000

Assuming the acquisitions of the three behavioral health care facilities occurred on January 1, 1999, the effect on the December 31, 1999 unaudited pro forma net revenues, net income and basic and diluted earnings per share would have been immaterial.

3) FINANCIAL INSTRUMENTS

Fair Value Hedges: Upon the January 1, 2001 adoption of SFAS No. 133 the Company recorded an increase of $3.3 million in other assets to recognize at fair value its derivative that is designated as a fair-value hedging instrument and $3.3 million of long term debt to recognize the difference between the carrying value and fair value of the related hedged liability. During the third quarter of 2001, the counter-party to this fair-value interest rate swap with a notional principal amount of $135 million, elected to terminate the interest rate swap. This swap was a designated fair value hedge to the Company's $135 million 8.75% Senior Notes that were redeemed in October, 2001. The termination resulted in a net payment to the Company of approximately $3.8 million. Upon the termination of the fair value hedge, the Company ceased adjusting the fair value of the debt. The effective interest method was used to amortize the resulting difference between the fair value at termination and the face value of the debt through the maturity date of the Senior Notes. In connection with the redemption of the Senior Notes, the Company recorded a pre-tax net loss on debt extinguishment of $1.6 million during the fourth quarter of 2001.

In November 2001, the Company entered into two floating rate swaps having a notional principal amount of $60 million in which the company receives a fixed rate of 6.75% and pays a floating rate equal to 6 month LIBOR plus a spread. The term of these swaps is ten years and they are both scheduled to expire on November 15, 2011. As of December 31, 2001, the average floating rate of the $60 million of interest rate swaps was 3.43%. At December 31, 2001, the Company recorded an increase of $1.5 million in other non-current liabilities to recognize the fair value of these swaps and a $1.5 million decrease of long term debt to recognize the difference between the carrying value and fair value of the related hedged liability.

Cash Flow Hedges: Upon the January 1, 2001 adoption of SFAS No. 133, the Company recorded a pre-tax cumulative effect of an accounting change of approximately $7.6 million in other comprehensive loss ($4.8 million after-tax), recorded during the quarter ended March 31, 2001, to recognize at fair value all derivatives that are designated as cash flow hedging instruments. To recognize the change in fair value during the year the Company recorded, in OCI, a pre-tax charge of $2.2 million ($1.5 million after-tax). The gains or losses are reclassified into earnings as the underlying hedged item affects earnings, such as when the forecast interest payment occurs. Assuming market interest rates remain unchanged from December 31, 2001, it is expected that $5.7 million of pre-tax net losses in accumulated OCI will be reclassified into earnings within the next twelve months. The Company also recorded an after-tax charge of approximately $200,000 during the year to recognize the ineffective portion of the cash flow hedging instruments. As of December 31, 2001, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through August 2005.

The Company had a fixed rate swap having a notional principal amount of $135 million whereby the Company pays a fixed rate of 6.76% and receives a floating rate from the counter-party. During 2001, the notional amount of this swap was reduced to $125 million. The Company had two interest rate swaps to fix the rate of interest on a total notional principal amount of $75 million with a maturity date of August, 2005. The average

fixed rate on the $75 million of interest rate swaps, including the Company's borrowing spread of .35%, was 7.05%. The total cost of all swaps terminated in 2001 was $7.4 million. This amount was reclassified from accumulated other comprehensive loss due to the probability of the original forecasted interest payments not occurring.

As of December 31, 2001, the Company has one fixed rate swap with a notional principal amount of $125 million which expires in August 2005. The Company pays a fixed rate of 6.76% and receives a floating rate equal to three month LIBOR. As of December 31, 2001, the floating rate of the $125 million of interest rate swaps was 2.01%.

Foreign Currency Risk: In connection with the Company's first quarter of 2001 purchase of a 80% ownership interest in an operating company that owns hospitals in France, the Company extended an intercompany loan denominated in francs. During the first quarter of 2001, the Company recorded a $1.3 million pre-tax loss ($800,000 after-tax), resulting from foreign exchange fluctuations related to this intercompany loan. During the second quarter of 2001, the Company entered into certain forward exchange contracts to hedge the exposure associated with foreign currency fluctuations on the intercompany loan. These contracts are not designated as hedging instruments and changes in the fair value of these items are recorded in earnings to offset the foreign exchange gains and losses of the intercompany loan. The effect of the change in fair value of the contract for the year ended December 31, 2001 was a loss of $200,000 which offset a $200,000 exchange gain on the intercompany loan.

4) LONG-TERM DEBT

A summary of long-term debt follows:

	(000s)	
December 31	2001	2000
Long-term debt:		
Notes payable and Mortgages payable (including obligations under capitalized leases of $11,919 in 2001 and $2,821 in 2000) with varying maturities through 2006; weighted average interest at 6.8% in 2001 and 7.9% in 2000 (see Note 7 regarding capitalized leases)	$ 18,061	$ 2,869
Revolving credit and demand notes	121,000	37,955
Commercial paper	100,000	100,000
Revenue bonds:		
Interest at floating rates ranging from 1.6% to 1.8 % at December 31, 2001 with varying maturities through 2015	18,200	18,200
8.75% Senior Notes due 2005, net of the unamortized discount of $510 in 2000	—	134,490
5.00% Convertible Debentures due 2020, net of the unamortized discount of $321,430 in 2001 and $331,753 in 2000	265,562	255,239
6.75% Senior Notes due 2011, net of the unamortized discount of $102, and FMV debt adjustment of $1,455 in 2001	198,443	—
	721,266	548,753
Less-Amounts due within one year	2,436	689
	$718,830	$548,064

During 2001, the Company issued $200 million of Senior Notes which have a 6.75% coupon rate and which mature on November 15, 2011. ("Notes"). The interest on the Notes is paid semiannually in arrears on May 15 and November 15 of each year. The notes can be redeemed in whole at any time and in part from time to time. The Company also fully redeemed $135 million of Senior Notes, at par, which had an 8.75% coupon rate and which were scheduled to mature on August 15, 2005. In connection with the redemption of the Senior Notes, the Company recorded a pre-tax net loss on debt extinguishment of $1.6 million during the fourth quarter of 2001.

Also during 2001, the Company entered into a new $400 million unsecured non-amortizing revolving credit

agreement, which expires on December 13, 2006. The agreement includes a $50 million sublimit for letters of credit of which $40 million was available at December 31, 2001. The interest rate on borrowings is determined at the Company's option at the prime rate, certificate of deposit rate plus .925% to 1.275%, Euro-dollar plus .80% to 1.150% or a money market rate. A facility fee ranging from .20% to .35% is required on the total commitment. The margins over the certificate of deposit, the Euro-dollar rates and the facility fee are based upon the Company's leverage ratio. At December 31, 2001, the applicable margins over the certificate of deposit and the Euro-dollar rate were 1.125% and 1.00%, respectively, and the commitment fee was .25%. There are no compensating balance requirements. At December 31, 2001, the Company had $269 million of unused borrowing capacity available under the revolving credit agreement.

The Company also has a $100 million commercial paper credit facility. A large portion of the Company's acute care patient accounts receivable are pledged as collateral to secure this commercial paper program. A commitment fee of .40% is required on the used portion and .20% on the unused portion of the commitment. This annually renewable program, which began in November 1993, is scheduled to expire or be renewed in October of each year. Outstanding amounts of commercial paper which can be refinanced through available borrowings under the Company's revolving credit agreement are classified as long-term. As of December 31, 2001, the Company had no unused borrowing capacity under the terms of the commercial paper facility.

The Company issued discounted Convertible Debentures in 2000 which are due in 2020 ("Debentures"). The aggregate issue price of the Debentures was $250 million or $587 million aggregate principal amount at maturity. The Debentures were issued at a price of $425.90 per $1,000 principal amount of Debenture. The Debentures' yield to maturity is 5% per annum, .426% of which is cash interest. The interest on the bonds is paid semiannually in arrears on June 23 and December 23 of each year. The Debentures are convertible at the option of the holders into 5.6024 shares of the Company's common stock per $1,000 of Debentures, however, the Company has the right to redeem the Debenture any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption.

The average amounts outstanding during 2001, 2000, and 1999 under the revolving credit and demand notes and commercial paper program were $220.0 million, $170.0 million and $246.1 million, respectively, with corresponding effective interest rates of 5.1%, 7.4% and 6.2% including commitment and facility fees. The maximum amounts outstanding at any month-end were, $343.9 million in 2001, $270.9 million in 2000 and $263.9 million in 1999.

The effective interest rate on the Company's revolving credit, demand notes and commercial paper program, including the interest rate swap expense and income incurred on existing and now expired interest rate swaps, was 6.4%, 7.1% and 6.2% during 2001, 2000 and 1999, respectively. Additional interest (expense)/income recorded as a result of the Company's hedging activity was ($2,730,000) in 2001, $414,000 in 2000 and ($202,000) in 1999. The Company is exposed to credit loss in the event of non-performance by the counter-party to the interest rate swap agreements. All of the counter-parties are creditworthy financial institutions rated AA or better by Moody's Investor Service and the Company does not anticipate non-performance. The estimated fair value of the cost to the Company to terminate the interest rate swap obligations at December 31, 2001 and 2000 was approximately $11.7 million and $4.3 million, respectively.

Covenants relating to long-term debt require maintenance of a minimum net worth, specified debt to total capital and fixed charge coverage ratios. The Company is in compliance with all required covenants as of December 31, 2001.

The fair value of the Company's long-term debt at December 31, 2001 and 2000 was approximately $751.5 million and $693.3 million, respectively.

Aggregate maturities follow:

	(000s)
2002	$ 2,436
2003	3,055
2004	1,951
2005	1,894
2006	222,525
Later	810,835
Total	$1,042,696
Less: Discount on Convertible Debentures	(321,430)
Net total	$721,266

5) COMMON STOCK

In April, 2001, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was paid on June 1, 2001 to shareholders of record as of May 16, 2001. All classes of common stock participated on a pro rata basis and all references to share quantities and earnings per share for all periods presented have been adjusted to reflect the two-for-one stock split.

During 1998 and 1999, the Company's Board of Directors approved stock purchase programs authorizing the Company to purchase up to twelve million shares of its outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Pursuant to the terms of these programs, the Company purchased 4,056,758 shares at an average purchase price of $17.55 per share ($71.2 million in the aggregate) during 1999, 2,408,000 shares at an average purchase price of $14.95 per share ($36.0 million in the aggregate) during 2000 and 178,057 shares at an average purchase price of $43.33 per share ($7.7 million in the aggregate) during 2001. Since inception of the stock purchase program in 1998 through December 31, 2001, the Company purchased a total of 7,803,815 shares at an average purchase price of $17.91 per share ($139.8 million in the aggregate).

At December 31, 2001, 15,008,672 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock, for issuance upon conversion of the Company's discounted Convertible Debentures and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

SFAS No. 123 requires the Company to disclose pro-forma net income and pro-forma earnings per share as if compensation expense were recognized for options granted beginning in 1995. Using this approach, the Company's net earnings and earnings per share would have been the pro forma amounts indicated as follows:

	(000s, except per share amounts)		
Year Ended December 31	**2001**	2000	1999
Net Income:			
As Reported	**$99,742**	$93,362	$77,775
Pro Forma	**$91,442**	$90,199	$75,298
Earnings Per Share:			
As Reported:			
Basic	**$ 1.67**	$ 1.55	$ 1.24
Diluted	**$ 1.60**	$ 1.50	$ 1.22
Pro Forma:			
Basic	**$ 1.53**	$ 1.50	$ 1.20
Diluted	**$ 1.48**	$ 1.45	$ 1.17

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions used for the twelve option grants that occurred during 2001, 2000 and 1999:

Year Ended December 31	**2001**	2000	1999
Volatility	**21%-49%**	21%-44%	21%-38%
Interest rate	**4%-6%**	5%-7%	5%-6%
Expected life (years)	**3.8**	3.7	4.3
Forfeiture rate	**7%**	1%	3%

Stock-based compensation costs on a pro forma basis would have reduced pretax income by $13.0 million ($8.3 million after tax) in 2001, $5.1 million ($3.2 million after tax) in 2000 and $4.0 million ($2.5 million after tax) in 1999.

Stock options to purchase Class B Common Stock have been granted to officers, key employees and directors of the Company under various plans.

Information with respect to these options is summarized as follows:

Outstanding Options	Number of Shares	Average Option Price	Range (High-Low)
Balance, January 1, 1999	3,185,124	$14.30	$28.28 - $ 4.90
Granted	1,282,660	$16.25	$25.56 - $11.85
Exercised	(935,174)	$ 5.76	$20.63 - $ 4.90
Cancelled	(127,700)	$20.70	$26.00 - $ 8.28
Balance, January 1, 2000	3,404,910	$17.14	$28.28 - $ 7.32
Granted	529,000	$23.05	$33.72 - $22.28
Exercised	(1,455,740)	$13.81	$28.28 - $ 7.32
Cancelled	(94,126)	$21.54	$28.28 - $11.85
Balance, January 1, 2001	2,384,044	$20.32	$33.72 - $11.85
Granted	2,051,200	$42.23	$42.65 - $37.82
Exercised	(318,525)	$21.38	$33.72 - $11.85
Cancelled	(298,750)	$31.35	$42.41 - $11.85
Balance, December 31, 2001	3,817,969	$31.14	$42.65 - $11.85

Outstanding Options at December 31, 2001:

Number of Shares	Average Option Price	Range (High-Low)	Contractual Life
1,883,269	$20.2768	$28.2813 - $11.8438	2.3
1,934,700	$33.8594	$42.6500 - $33.7188	4.1
3,817,969			

All stock options were granted with an exercise price equal to the fair market value on the date of the grant. Options are exercisable ratably over a four-year period beginning one year after the date of the grant. The options expire five years after the date of the grant. The outstanding stock options at December 31, 2001 have an average remaining contractual life of 3.2 years. At December 31, 2001, options for 2,301,114 shares were available for grant. At December 31, 2001, options for 830,814 shares of Class B Common Stock with an aggregate purchase price of $17.0 million (average of $20.44 per share) were exercisable. In connection with the stock option plan, the Company provides the optionee with a three year loan to cover the tax liability incurred upon exercise of the options. The loan is forgiven on the maturity date if the optionee is employed by the Company on that date. The Company recorded compensation expense over the service period and recognized compensation expense of $11.6 million in 2001, $6.5 million in 2000 and $7.6 million in 1999 in connection with this loan program.

In addition to the stock option plan the Company has the following stock incentive and purchase plans: (i) a Stock Compensation Plan which expires in November, 2004 under which Class B Common Shares may be granted to key employees, consultants and independent contractors (officers and directors are ineligible); (ii) a Stock Ownership Plan whereby eligible employees may purchase shares of Class B Common Stock directly from the Company at current market value and the Company will loan each eligible employee 90% of the purchase price for the shares, subject to certain limitations, (loans are partially recourse to the employees); (iii) a Restricted Stock Purchase Plan which allows eligible participants to purchase shares of Class B Common Stock at par value, subject to certain restrictions, and; (iv) a Stock Purchase Plan which allows eligible employees to purchase shares of Class B Common Stock at a ten percent discount. The Company has reserved 4.5 million shares of Class B Common Stock for issuance under these various plans and has issued 2.3 million shares pursuant to the terms of these plans as of December 31, 2001, of which 3,542, 54,076 and 115,360 became fully vested during 2001, 2000 and 1999, respectively. Compensation expense of $1.0 million in 2001, $300,000 in 2000 and $1.1million in 1999 was recognized in connection with these plans.

6) INCOME TAXES

Components of income tax expense are as follows:

Year Ended December 31 (000s)	2001	2000	1999
Currently payable			
Federal and foreign	$66,122	$35,506	$48,558
State	5,851	3,217	4,449
	71,973	38,723	53,007
Deferred			
Federal	(13,622)	12,884	(7,350)
State	(1,204)	1,139	(649)
	(14,826)	14,023	(7,999)
Total	$57,147	$52,746	$45,008

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109). Under SFAS 109, deferred taxes are required to be classified based on the financial statement classification of the related assets and liabilities which give rise to temporary differences. Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows:

Year Ended December 31 (000s)	2001	2000
Self-insurance reserves	$40,730	$26,475
Doubtful accounts and other reserves	(11,063)	(9,393)
State income taxes	321	(712)
Other deferred tax assets	23,141	21,057
Depreciable and amortizable assets	(56,741)	(55,865)
Total deferred taxes	($3,612)	($18,438)

A reconciliation between the federal statutory rate and the effective tax rate is as follows:

Year Ended December 31	2001	2000	1999
Federal statutory rate	35.0%	35.0%	35.0%
Deductible depreciation, amortization and other	(0.7)	(0.8)	(0.2)
State taxes, net of federal income tax benefit	1.9	1.9	1.9
Effective tax rate	36.2%	36.1%	36.7%

The net deferred tax assets and liabilities are comprised as follows:

Year Ended December 31 (000s)	2001	2000
Current deferred taxes		
Assets	$36,290	$27,114
Liabilities	(11,063)	(9,171)
Total deferred taxes-current	25,227	17,943
Noncurrent deferred taxes		
Assets	27,902	20,418
Liabilities	(56,741)	(56,799)
Total deferred taxes-noncurrent	(28,839)	(36,381)
Total deferred taxes	($3,612)	($18,438)

The assets and liabilities classified as current relate primarily to the allowance for uncollectible accounts and the current portion of the temporary differences related to self-insurance reserves. Under SFAS 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company has not provided a valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

7) LEASE COMMITMENTS

Certain of the Company's hospital and medical office facilities and equipment are held under operating or capital leases which expire through 2006 (See Note 9). Certain of these leases also contain provisions allowing the Company to purchase the leased assets during the term or at the expiration of the lease at fair market value.

A summary of property under capital lease follows:

	(000s)	
Year Ended December 31	2001	2000
Land, buildings and equipment	$31,902	$25,563
Less: accumulated amortization	(23,140)	(22,994)
	$ 8,762	$ 2,569

Future minimum rental payments under lease commitments with a term of more than one year as of December 31, 2001, are as follows:

	(000s)	
Year	Capital Leases	Operating Leases
2002	$ 2,996	$ 30,926
2003	3,100	26,508
2004	2,255	22,896
2005	2,055	16,502
2006	1,613	13,622
Later Years	1,503	5,912
Total minimum rental	$13,522	$116,366
Less: Amount representing interest	1,603	
Present value of minimum rental commitments	11,919	
Less: Current portion of capital lease obligations	2,443	
Long-term portion of capital lease obligations	$ 9,476	

Capital lease obligations of $10.6 million in 2001, $1.9 million in 2000 and $1.1 million in 1999 were incurred when the Company entered into capital leases for new equipment.

8) COMMITMENTS AND CONTINGENCIES

For the period from January 1, 1998 through December 31, 2001, most of the Company's subsidiaries were covered under commercial insurance policies with PHICO, a Pennsylvania based insurance company. The policies provided for a self-insured retention limit for professional and general liability claims for the Company's subsidiaries up to $1 million per occurrence, with an average annual aggregate for covered subsidiaries of $7 million

through 2001. These subsidiaries maintained excess coverage up to $100 million with other major insurance carriers.

In February of 2002, PHICO was placed in liquidation by the Pennsylvania Insurance Commissioner and as a result, the Company recorded a pre-tax charge to earnings of $40 million during the fourth quarter of 2001 to reserve for malpractice expenses that may result from PHICO's liquidation. PHICO continues to have substantial liability to pay claims on behalf of the Company and although those claims could become the Company's liability, the Company may be entitled to receive reimbursement from state insurance guaranty funds and/or PHICO's estate for a portion of certain claims ultimately paid by the Company. The Company expects that the cash payments related to these claims will be made over the next eight years as the cases are settled or adjudicated. In estimating the $40 million pre-tax charge, the Company evaluated all known factors, however, there can be no assurance that the Company's ultimate liability will not be materially different than the estimated charge recorded. Additionally, if the ultimate PHICO liability assumed by the Company is substantially greater than the established reserve, there can be no assurance that the additional amount required will not have a material adverse effect on the Company's future results of operations.

Due to unfavorable pricing and availability trends in the professional and general liability insurance markets, the cost of commercial professional and general liability insurance coverage has risen significantly. The Company's subsidiaries have also assumed a greater portion of the hospital professional and general liability risk for its facilities. Effective January 1, 2002, most of the Company's subsidiaries are self-insured for malpractice exposure up to $25 million per occurrence. The Company purchased an umbrella excess policy through a commercial insurance carrier for coverage in excess of $25 million per occurrence with a $75 million aggregate limitation.

As of December 31, 2001 and 2000, the reserve for professional and general liability claims was $104.1 million and $57.9 million, respectively, of which $26.0 million and $9.0 million in 2001 and 2000, respectively, is included in other current liabilities. Self-insurance reserves are based upon actuarially determined estimates. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for such things as medical costs as well as changes in actual experience could cause these estimates to change in the near term.

The Company has financial guarantees totaling $57.4 million consisting of: (i) a $40 million surety bond related to the Company's 1997 acquisition of an 80% interest in the George Washington University Hospital; (ii) $11.5 million related to the Company's self insurance programs; (iii) $4.7 million as support for a loan guarantee for an unaffiliated party, and; (iv) $1.2 million as support for various debt instruments.

The Company entered into a long-term contract with a third party, that expires in 2007, to provide certain data processing services for its acute care and behavioral health facilities.

During 1999, the Company decided to close and divest one of its specialized women's health centers and as a result, the Company recorded a $5.3 million charge to reduce the carrying value of the facility to its estimated realizable value of approximately $9 million, based on an independent appraisal. A jury verdict unfavorable to the Company was rendered during the fourth quarter of 2000 with respect to litigation regarding the closing of this facility. Accordingly, during the fourth quarter of 2000, the Company recognized a charge of $7.7 million to reflect the amount of the jury verdict and a reserve for future legal costs and in February of 2001, this unprofitable facility was closed. During 2001, an appellate court issued an opinion affirming the jury verdict and during the first quarter of 2002, the Company filed a petition for review by the state supreme court. In addition, various suits and claims arising in the ordinary course of business are pending against the Company. In the opinion of management, the outcome of such claims and litigation will not materially affect the Company's consolidated financial position or results of operations.

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to fines or penalties or required to repay amounts received from government for previously billed patient services. While management of the Company believes its policies, procedures and prac-

tices comply with governmental regulations, no assurance can be given that the Company will not be subjected to governmental inquiries or actions.

The Health Insurance Portability and Accountability Act (HIPAA) was enacted in August, 1996 to assure health insurance portability, reduce healthcare fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Generally, organizations are required to be in compliance with certain HIPAA provisions beginning in October, 2002. Provisions not yet finalized are required to be implemented two years after the effective date of the regulation. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. The Company is in the process of implementation of the necessary changes required pursuant to the terms of HIPAA. The Company expects that the implementation cost of the HIPAA related modifications will not have a material adverse effect on the Company's financial condition or results of operations.

9) RELATED PARTY TRANSACTIONS

At December 31, 2001, the Company held approximately 6.6% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). The Company serves as Advisor to the Trust under an annually renewable advisory agreement. Pursuant to the terms of this advisory agreement, the Company conducts the Trust's day to day affairs, provides administrative services and presents investment opportunities. In addition, certain officers and directors of the Company are also shareholders, officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore the Company accounts for its investment in the Trust using the equity method of accounting. The Company's pre-tax share of income from the Trust was $1.3 million for the year ended December 31, 2001, $1.2 million for the year ended December 31, 2000 and $1.1 million for the year ended December 31, 1999, and is included in net revenues in the accompanying consolidated statements of income. The carrying value of this investment was $9.0 million at both December 31, 2001 and 2000 and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $18.0 million at December 31, 2001 and $15.1 million at December 31, 2000.

As of December 31, 2001, the Company leased six hospital facilities from the Trust with terms expiring in 2003 through 2006. These leases contain up to five 5-year renewal options. During 2001, the Company exercised five-year renewal options on an acute care hospital leased from the Trust which was scheduled to expire in 2001. The lease on this facility was renewed at the same lease rate and term as the initial lease. Future minimum lease payments to the Trust are included in Note 7. Total rent expense under these operating leases was $16.5 million in 2001, $17.1 million in 2000, and $16.6 million in 1999. The terms of the lease provide that in the event the Company discontinues operations at the leased facility for more than one year, the Company is obligated to offer a substitute property. If the Trust does not accept the substitute property offered, the Company is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust. The Company received an advisory fee from the Trust of $1.3 million in both 2001 and 2000 and $1.2 million in 1999 for investment and administrative services provided under a contractual agreement which is included in net revenues in the accompanying consolidated statements of income.

During 2000, a subsidiary of the Company exercised its option pursuant to its lease with the Trust to purchase the leased property upon the December 31, 2000 expiration of the initial lease term. The purchase price, which is based on the fair market value of the property as defined in the lease, was approximately $5.5 million. During 2000 and 1999, the Company sold the real property of two medical office buildings to limited liability companies that are majority owned by the Trust for cash proceeds of approximately $10.5 million in 2000 and $13.0 million in 1999. Tenants in the multi-tenant buildings include subsidiaries of the Company as well as unrelated parties.

A member of the Company's Board of Directors and member of the Board's Compensation Committee is Of Counsel to the law firm used by the Company as its principal outside counsel. This Board member is also the trustee of certain trusts for the benefit of the Chief Executive Officer and his family. This law firm also provides personal legal services to the Company's Chief Executive Officer. Another member of the Company's Board of Directors and member of the Board's Compensation Committee is Senior Vice Chairman and

Managing Director of Corporate Finance in the Americas of the investment banking firm used by the Company as one of its Initial Purchasers for the Convertible Debentures issued in 2000.

10) PENSION PLAN

The Company maintains contributory and non-contributory retirement plans for eligible employees. The Company's contributions to the contributory plan amounted to $6.2 million, $4.7 million, and $4.2 million in 2001, 2000 and 1999, respectively. The non-contributory plan is a defined benefit pension plan which covers employees of one of the Company's subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. The Company's funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA.

The following table shows reconciliations of the defined benefit pension plan for the Company as of December 31, 2001 and 2000:

	(000s)	
	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$49,754	$46,455
Service cost	923	921
Interest cost	3,667	3,428
Benefits paid	(1,810)	(1,589)
Actuarial loss	1,566	539
Benefit obligation at end of year	$54,100	$49,754
Change in plan assets:		
Fair value of plan assets at beginning of year	$53,329	$52,967
Actual return on plan assets	(873)	2,123
Benefits paid	(1,810)	(1,589)
Administrative expenses	(190)	(171)
Fair value of plan assets at end of year	$50,456	$53,330
Funded status of the plan	$ (3,644)	$ 3,576
Unrecognized actuarial loss/(gain)	2,607	(4,745)
Net amount recognized	(1,037)	(1,169)
Total amounts recognized in the balance sheet consist of:		
Accrued benefit liability	$ (1,037)	$ (1,169)
Weighted average assumptions as of December 31		
Discount rate	7.25%	7.50%
Expected long-term rate of return on plan assets	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%

		(000s)	
	2001	2000	1999
Components of net periodic benefit cost			
Service cost	$ 923	$ 921	$ 1,041
Interest cost	3,667	3,428	3,280
Expected return on plan assets	(4,723)	(4,700)	(4,530)
Recognized actuarial gain	—	(413)	—
Net periodic benefit	$ (133)	$ (764)	$ (209)

The fair value of plan assets exceeded the accumulated benefit obligations of the plan, as of December 31, 2001 and 2000, respectively.

11) SEGMENT REPORTING

The Company's reportable operating segments consist of acute care services and behavioral health care services. The "Other" segment column below includes centralized services including information services, purchasing, reimbursement, accounting, taxation, legal, advertising, design and construction, and patient accounting as well as the operating results of the Company's other operating entities including outpatient surgery and radiation centers and an 80% ownership interest in an operating Company that owns nine hospitals located in France. The chief operating decision making group for the Company's acute care services and behavioral health care services located in the U.S. and Puerto Rico is comprised of the Company's President and Chief Executive Officer, and the lead executives of each of the Company's two primary operating segments. The lead executive for each operating segment also manages the profitability of each respective segment's various hospitals. The acute care and behavioral health services' operating segments are managed separately because each operating segment represents a business unit that offers different types of healthcare services. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

(Dollar amounts in thousands)

2001	Acute Care Services	Behavioral Health Services	Other	Total Consolidated
Gross inpatient revenues	$4,032,623	$908,424	$ 53,725	$4,994,772
Gross outpatient revenues	$1,432,232	$143,907	$145,398	$1,721,537
Total net revenues	$2,182,052	$538,443	$119,996	$2,840,491
Operating income (a)	$ 389,179	$102,502	$ (49,760)	$ 441,921
Total assets	$1,488,979	$274,013	$351,592	$2,114,584
Licensed beds	5,514	3,732	720	9,966
Available beds	4,631	3,588	720	8,939
Patient days	1,123,264	950,236	205,345	2,278,845
Admissions	237,802	78,688	47,420	363,910
Average length of stay	4.7	12.1	4.3	6.3

2000	Acute Care Services	Behavioral Health Services	Other	Total Consolidated
Gross inpatient revenues	$3,152,132	$584,030	$ 21,071	$3,757,233
Gross outpatient revenues	$1,104,264	$103,015	$116,765	$1,324,044
Total net revenues	$1,816,353	$356,340	$ 69,751	$2,242,444
Operating income (a)	$ 337,580	$ 64,960	$ (43,215)	$ 359,325
Total assets	$1,346,150	$267,427	$128,800	$1,742,377
Licensed beds	4,980	2,612	—	7,592
Available beds	4,220	2,552	—	6,772
Patient days	1,017,646	608,423	—	1,626,069
Admissions	214,771	49,971	—	264,742
Average length of stay	4.7	12.2	—	6.1

1999	Acute Care Services	Behavioral Health Services	Other	Total Consolidated
	(Dollar amounts in thousands)			
Gross inpatient revenues	$2,766,295	$414,468	$ 26,675	$3,207,438
Gross outpatient revenues	$ 960,338	$ 97,056	$108,502	$1,165,896
Total net revenues	$1,691,329	$270,638	$ 80,413	$2,042,380
Operating income (a)	$ 310,445	$ 44,866	$ (36,743)	$ 318,568
Total assets	$1,233,652	$154,792	$109,529	$1,497,973
Licensed beds	4,806	1,976	—	6,782
Available beds	4,099	1,961	—	6,060
Patient days	963,842	444,632	—	1,408,474
Admissions	204,538	37,810	—	242,348
Average length of stay	4.7	11.8	—	5.8

(a) Operating income is defined as net revenues less salaries, wages & benefits, other operating expenses, supply expense and provision for doubtful accounts. Below is a reconciliation of consolidated operating income to consolidated net income before income taxes and extraordinary charge:

	(amount in thousands)		
	2001	2000	1999
Consolidated operating income	$441,921	$359,325	$318,568
Less: Depreciation & amortization	127,523	112,809	108,333
Lease & rental expense	53,945	49,039	49,029
Interest expense, net	36,176	29,941	26,872
Provision for insurance settlements	40,000	—	—
Facility closure costs	—	7,747	5,300
Minority interests in earnings of consolidated entities	17,518	13,681	6,251
Losses on foreign exchange and derivative transactions	8,862	—	—
Consolidated income before income taxes and extraordinary charge	$157,897	$146,108	$122,783

12) QUARTERLY RESULTS

The following tables summarize the Company's quarterly financial data for the two years ended December 31, 2001:

	(000s, except per share amounts)			
2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$676,949	$718,596	$720,784	$724,162
Income before income taxes and extraordinary charge	$ 56,923	$ 50,888	$ 47,519	$ 2,567
Net income	$ 36,171	$ 32,390	$ 30,254	$ 927
Earnings per share after extraordinary charge – basic	$ 0.60	$ 0.54	$ 0.50	$ 0.02
Earnings per share after extraordinary charge – diluted	$ 0.57	$ 0.51	$ 0.48	$ 0.02

Net revenues in 2001 include $32.6 million of additional revenues received from special Medicaid reimbursement programs in Texas and South Carolina. Of this amount, $6.4 million was recorded in the first quarter, $9.1 million in the second quarter, $8.8 million in the third quarter and $8.3 million in the fourth quarter. These amounts were recorded in periods that the Company met all of the requirements to be entitled to these reimbursements. Failure to renew these programs, which are scheduled to terminate in the third quarter of 2002, or reductions in reimbursements, could have a material adverse effect on the Company's future results of operations. Included in the Company's results for the fourth quarter of 2001 are the following charges: (i) a $40.0 million pre-tax charge ($.38 per diluted share after-tax) to reserve for malpractice expenses that may result from the liquidation of the Company's third party malpractice insurance company (PHICO); (ii) a $7.4 million pre-tax charge ($.07 per diluted share after-tax) resulting from the early termination of interest rate swaps, and; (iii) a $1.6 million pre-tax charge ($.01 per diluted share after-tax) from the early extinguishment of debt.

	(000s, except per share amounts)			
2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$541,004	$524,828	$561,790	$614,822
Income before income taxes and extraordinary charge	$ 44,248	$ 36,423	$ 35,172	$ 30,265
Net income	$ 28,629	$ 23,309	$ 22,335	$ 19,089
Earnings per share after extraordinary charge – basic	$ 0.47	$ 0.39	$ 0.37	$ 0.32
Earnings per share after extraordinary charge – diluted	$ 0.46	$ 0.38	$ 0.36	$ 0.31

Net revenues in 2000 include $28.9 million of additional revenues received from special Medicaid reimbursement programs in Texas and South Carolina. Of this amount, $7.7 million was recorded in each of the first and second quarters, $7.6 million in the third quarter and $5.9 million in the fourth quarter. These amounts were recorded in periods that the Company met all of the requirements to be entitled to these reimbursements. During the fourth quarter of 2000, the Company recognized a non-recurring charge of $7.7 million ($.08 per diluted share after-tax) to reflect an unfavorable jury verdict and remaining legal costs incurred in connection with the closure of an unprofitable women's health center.



ARTHUR ANDERSEN

To the Stockholders and Board of Directors of Universal Health Services, Inc.:

We have audited the accompanying consolidated balance sheets of Universal Health Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Health Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 13, 2002



ACUTE CARE HOSPITALS

Aiken Regional Medical Centers
Aiken, South Carolina
225 beds

Auburn Regional Medical Center
Auburn, Washington
149 beds

Central Montgomery Medical Center
Lansdale, Pennsylvania
150 beds

Chalmette Medical Center
Chalmette, Louisiana
195 beds

Desert Springs Hospital
Las Vegas, Nevada
351 beds

Doctors' Hospital of Laredo
Laredo, Texas
180 beds

Doctors' Hospital of Shreveport
Shreveport, Louisiana
136 beds

Edinburg Regional Medical Center
Edinburg, Texas
169 beds

Fort Duncan Medical Center
Eagle Pass, Texas
77 beds

The George Washington
University Hospital
Washington, D.C.
501 beds

Hospital San Francisco
Rio Piedras, Puerto Rico
160 beds

Hospital San Pablo
Bayamon, Puerto Rico
430 beds

Hospital San Pablo del Este
Fajardo, Puerto Rico
180 beds

Inland Valley Regional
Medical Center
Wildomar, California
80 beds

Lancaster Community Hospital
Lancaster, California
117 beds

Manatee Memorial Hospital
Bradenton, Florida
491 beds

McAllen Medical Center and
McAllen Heart Hospital
McAllen, Texas
633 beds

Northern Nevada Medical Center
Sparks, Nevada
100 beds

Northwest Texas Healthcare System
Amarillo, Texas
357 beds

Rancho Springs Medical Center
Murrieta, California
96 beds

River Parishes Hospital
LaPlace, Louisiana
106 beds

St. Mary's Regional Medical Center
Enid, Oklahoma
277 beds

Summerlin Hospital Medical Center
Las Vegas, Nevada
166 beds

Valley Hospital Medical Center
Las Vegas, Nevada
400 beds

Wellington Regional Medical Center
West Palm Beach, Florida
120 beds



BEHAVIORAL HEALTH CENTERS

Anchor Hospital
Atlanta, Georgia
74 beds

The Arbour Hospital
Boston, Massachusetts
118 beds

The BridgeWay
North Little Rock, Arkansas
70 beds

The Carolina Center for Behavioral Health
Greer, South Carolina
66 beds

Clarion Psychiatric Center
Clarion, Pennsylvania
70 beds

Del Amo Hospital
Torrance, California
166 beds

Fairmount Behavioral Health System
Philadelphia, Pennsylvania
169 beds

Forest View Hospital
Grand Rapids, Michigan
62 beds

Fuller Memorial Hospital
South Attleboro, Massachusetts
82 beds

Glen Oaks Hospital
Greenville, Texas
54 beds

Hampton Behavioral Health Center
Westhampton, New Jersey
100 beds

Hartgrove Hospital
Chicago, Illinois
119 beds

The Horsham Clinic
Ambler, Pennsylvania
146 beds

Hospital San Juan Capestrano
Rio Piedras, Puerto Rico
108 beds

HRI Hospital
Brookline, Massachusetts
68 beds

KeyStone Center
Wallingford, Pennsylvania
114 beds

La Amistad Behavioral Health Services
Maitland, Florida
56 beds

Lakeside Behavioral Health System
Memphis, Tennessee
204 beds

Laurel Heights Hospital
Atlanta, Georgia
102 beds

The Meadows Psychiatric Center
Centre Hall, Pennsylvania
101 beds

Meridell Achievement Center
Austin, Texas
114 beds

Midwest Center for Youth and Families
Kouts, Illinois
50 beds

Parkwood Behavioral Health System
Olive Branch, Mississippi
106 beds

The Pavilion
Champaign, Illinois
46 beds

Peachford Behavioral Health System
of Atlanta
Atlanta, Georgia
184 beds

Pembroke Hospital
Pembroke, Massachusetts
107 beds

Provo Canyon School
Provo, Utah
211 beds

Ridge Behavioral Health System
Lexington, Kentucky
110 beds

River Crest Hospital
San Angelo, Texas
80 beds

River Oaks Hospital
New Orleans, Louisiana
126 beds

Rockford Center
Newark, Delaware
74 beds

Roxbury
Shippensburg, Pennsylvania
53 beds

St. Louis Behavioral Medicine Institute
St. Louis, Missouri

Talbott Recovery Campus
Atlanta, Georgia

Timberlawn Mental Health System
Dallas, Texas
124 beds

Turning Point Care Center
Moultrie, Georgia
59 beds

Two Rivers Psychiatric Hospital
Kansas City, Missouri
80 beds

Westwood Lodge Hospital
Westwood, Massachusetts
126 beds

MÉDI-PARTENAIRES (Paris/Bordeaux)

Clinique Ambroise Paré
Toulouse, France
204 beds

Clinique Richelieu
Saintes, France
82 beds

Clinique Bercy
Charenton le Pont, France
100 beds

Clinique Villette
Dunkerque, France
123 beds

Clinique Pasteur
Bergerac, France
72 beds

Clinique Bon Secours
Le Puy en Velay, France
101 beds

Clinique Aressy
Aressy, France
179 beds

Clinique Saint-Augustin
Bordeaux, France
159 beds

Clinique Saint-Jean
Montpellier, France
118 beds



AMBULATORY SURGERY CENTERS

Arkansas Surgery Center
of Fayetteville
Fayetteville, Arkansas

Brownsville Surgicare
Brownsville, Texas

Goldring Surgical and
Diagnostic Center
Las Vegas, Nevada

Hope Square Surgery Center
Rancho Mirage, California

Northwest Texas Surgery Center
Amarillo, Texas

Outpatient Surgical Center
of Ponca City
Ponca City, Oklahoma

Plaza Surgery Center
Las Vegas, Nevada

St. George Surgical Center
St. George, Utah

St. Luke's SurgiCenter
Hammond, Louisiana

Surgical Arts Surgery Center
Reno, Nevada

Surgery Center of Littleton
Littleton, Colorado

Surgery Center of Midwest City
Midwest City, Oklahoma

Surgical Center of New Albany
New Albany, Indiana

Surgery Center of Springfield
Springfield, Missouri



RADIATION ONCOLOGY CENTERS

Auburn Regional Center for Cancer Care
Auburn, Washington

Bluegrass Cancer Center
Frankfort, Kentucky

Cancer Institute of Nevada
Las Vegas, Nevada

Danville Radiation Therapy
Danville, Kentucky

Louisville Radiation Oncology
Center
Louisville, Kentucky

Madison Radiation Therapy
Madison, Indiana

Radiation Therapy Medical
Associates of Bakersfield*
Bakersfield, California

Southern Indiana Radiation
Therapy
Jeffersonville, Indiana



SPECIALIZED WOMEN'S HEALTH CENTER

Renaissance Women's Center
of Edmond
Edmond, Oklahoma

*Managed Facility



(STANDING FROM LEFT TO RIGHT) JOHN F. WILLIAMS, JR., ALAN B. MILLER, ANTHONY PANTALEONI
(SEATED) ROBERT H. HOTZ, LEATRICE DUCAT, JOHN H. HERRELL

Alan B. Miller [3,4]

Chairman of the Board,
President and
Chief Executive Officer

Leatrice Ducat [1,2]

President and Founder, National Disease Research Interchange since 1980; President and Founder, Human Biological Data Interchange since 1988; Founder, Juvenile Diabetes Foundation, National and International Organization of the Juvenile Diabetes Foundation

John H. Herrell [1,2]

Chairman, Investment Committe, Mayo Foundation; President, Mayo Foundation for Medical Education and Research; Former Chief Administrative Officer and Member, Board of Trustees, Mayo Foundation; Rochester, MN

Robert H. Hotz [2,3,4]

Senior Vice Chairman and Managing Director, Corporate Finance for the Americas, UBS Warburg, LLC
New York, NY

Anthony Pantaleoni [2,3]

Of Counsel, Fulbright & Jaworski, L.L.P.
New York, NY

John F. Williams, Jr., M.D., Ed.D. [1]

Vice President for Health Affairs and Dean, The George Washington University

Committees of the Board: [1] Audit Committee, [2] Stock Option and Compensation Committee, [3] Executive Committee, [4] Finance Committee

CORPORATE

Alan B. Miller
President and Chief Executive Officer

Kirk E. Gorman
Senior Vice President and
Chief Financial Officer

O. Edwin French
Senior Vice President

Steve G. Filton
Vice President, Controller and Secretary

Richard C. Wright
Vice President

Debra K. Osteen
Vice President

Bruce R. Gilbert
General Counsel

Eileen D. Bove
Assistant Vice President

Charles F. Boyle
Assistant Vice President

Joyce M. Lunney
Assistant Vice President

Donald J. Pyskacek
Assistant Vice President

Cheryl K. Ramagano
Assistant Treasurer

Linda L. E. Reino
Assistant Vice President

DIVISION

Acute Care

O. Edwin French
President—Acute Care

Joseph "Skip" Courtney
Vice President—Acute Care

Michael Marquez
Vice President—Acute Care

Milton L. Cruz
Group Director and Director of
Development—Caribbean Operations

Robert W. Danforth
Vice President—Universal Health Network

Behavioral Health

Debra K. Osteen
President—Behavioral Health

Martin C. Schappell
Vice President—Behavioral Health

Roy A. Ettlinger
Vice President—Behavioral Health

Ronald M. Fincher
Vice President—Behavioral Health

Craig L. Nuckles
Group Director—Behavioral Health

Barry L. Pipkin
Group Director—Behavioral Health

Ambulatory

Michael Urbach
Senior Vice President—Ambulatory
Surgery Centers

Médi-Partenaires (Paris/Bordeaux)

Frédéric Dubois
Président Directeur Général

Sylvie Péquignot
Directeur Général

CORPORATE INFORMATION

EXECUTIVE OFFICES

Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406
(610) 768-3300

Management Subsidiary
UHS of Delaware, Inc.

REGIONAL OFFICES

Development
West William Cannon Drive
Bldg. One, Suite 150
Austin, Texas 78735
(512) 330-9858

Western Region
1635 Village Center Circle
Suite 200
Las Vegas, NV 89134
(702) 360-9040

Universal Health Network
639 Isbell Road
Suite 400
Reno, NV 89509
(775) 356-1159

ANNUAL MEETING

May 15, 2002 10:00 a.m.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

COMPANY COUNSEL

Fulbright & Jaworski, L.L.P.
New York, New York

AUDITORS

Arthur Andersen LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660.
Telephone: 1-800-526-0801
www.cmssonline.com

Please contact Mellon Investor Services for prompt assistance on address changes, lost certificates, consolidation of duplicate accounts or related matters.

INTERNET ADDRESS

The company can be accessed on the World Wide Web at:
http://www.uhsinc.com

LISTING

Class B Common Stock:
New York Stock Exchange
under the symbol UHS.

PUBLICATIONS

For copies of the company's annual report, Form 10-K, Form 10-Q, quarterly reports, and proxy statements, please call 1-800-874-5819, or write Investor Relations, Universal Health Services, Inc.,Universal Corporate Center, P.O. Box 61558, 367 South Gulph Road, King of Prussia, PA 19406

FINANCIAL COMMUNITY INQUIRIES

The Company welcomes inquiries from members of the financial community seeking information on the Company. These should be directed to Kirk E. Gorman, Senior Vice President and Chief Financial Officer.



Universal Health Services, Inc.
Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406